 Prospectus Supplement No. 1 to

Prospectus dated March 6, 2006

Registration No. 333-131226

Filed pursuant to Rule 424(b)(3)

GOLDEN PHOENIX MINERALS, INC.

Supplement No. 1

To

Prospectus Dated March 6, 2006

This Prospectus Supplement supplements our Prospectus dated March 6, 2006, relating to the sale of up to 22,191,919 shares of the common stock of Golden Phoenix Minerals, Inc. (“Golden Phoenix” or the “Company”) by Fusion Capital Fund II, LLC (“Fusion Capital”). Fusion Capital is offering for sale up to 22,191,919 shares of our common stock, of which up to 20,000,000 shares may be sold by Fusion Capital pursuant to the terms of a common stock purchase agreement and 2,191,919 shares that have been previously issued to Fusion Capital as a commitment fee. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully with the Prospectus.

Our common stock is quoted on the Nasdaq Over-the-Counter Bulletin Board under the symbol “GPXM.OB”. On August 2, 2006, the last reported sale price for our common stock as reported on the Nasdaq Over-the-Counter Bulletin Board was $0.33 per share.

Investing in our common stock involves certain risks and uncertainties. See “Risk Factors” beginning on page 2 of the Prospectus and the risk factors included in our Annual Report on Form 10-KSB for the year ended December 31, 2005.

The selling shareholder, Fusion Capital, is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 4, 2006.

Current Reports on Form 8-K

A.          On February 27, 2006, we filed a Current Report on Form 8-K disclosing the entry into an Employment Agreement with David Caldwell for the position of President and Chief Operating Officer. On March 13, 2006, we filed a Current Report on Form 8-K disclosing the entry into an Employment Agreement with (i) Robert P. Martin for the position of Executive Vice President and Corporate Secretary; and (ii) Kenneth S. Ripley for the position of Chief Executive Officer. On March 23, 2006, we filed a Current Report on Form 8-K disclosing the entry into an Employment Agreement with Larry Kitchen for the position of Principal Accounting Officer.

The following section entitled “Employment Agreements” has been added to include the information disclosed in our Current Report on Form 8-K filed on February 27, 2006, our Current Report on Form 8-K filed on March 13, 2006 and our Current Report on Form 8-K filed on March 23, 2006.

Employment Agreements

David A. Caldwell

On February 22, 2006, we entered into an Employment Agreement with David A. Caldwell to render full-time employment as our President and Chief Operating Officer effective as of February 15, 2006. Mr. Caldwell’s duties are to assist our executive management in the areas of corporate development and compliance, mergers and acquisitions, investment banking and fund raising, strategic relationships and public relations, in the United States and such other locations as deemed appropriate by the Board of Directors (the “Board”).

Until such a time that we achieve an initial cash flow through sales of molybdenite concentrates at the Ashdown mine, we will accrue and defer the payment of Mr. Caldwell’s salary for the services to be rendered by him at the rate of One Hundred Forty Five Thousand and No/100 Dollars ($145,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review of the performance of his duties not less frequently than annually. Thereafter, fifty percent (50%) of Mr. Caldwell’s base salary will be deferred and accrued as an obligation by us until we have fully satisfied our financial obligations to William D. and Candida Schnack (the “Schnacks”) and the Ashdown Milling Company LLC (“Ashdown Milling”) finance programs relating to the Ashdown mine.

Once we achieve initial cash flow through sales of molybdenite concentrates at the Ashdown mine has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine, Mr. Caldwell’s salary will be adjusted to One Hundred Sixty Five Thousand and No/100 Dollars ($165,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review his duties not less frequently than annually.

Mr. Caldwell has also been granted 600,000 options under the 2002 Stock Option Incentive Plan with an exercise price of $0.24 per share. One fourth of the options shall vest each ninety (90) day period from the date of the grant date resulting in one hundred percent (100%) vesting on the first anniversary of the grant date. The options have a term of five (5) years and are subject to other standard terms and conditions under our 2002 Stock Option Incentive Plan. Mr. Caldwell has also agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of twenty four (24) months following termination of his employment.

Kenneth S. Ripley

On March 13, 2006, we entered into an Employment Agreement with Kenneth S. Ripley to render employment as our Chief Executive Officer effective as of January 1, 2006. Mr. Ripley will have the duties and responsibilities of our Chief Executive Officer, as specified in our Bylaws, and as directed by the Board, to whom Mr. Ripley will report. Additionally, Mr. Ripley shall do and perform all lawful services, acts, or other things necessary or advisable to assist our executive management in the areas of corporate development and compliance, mergers and acquisitions, investment banking and fund raising, strategic relationships and public relations, in the United States and such other locations as deemed appropriate by the Board.

Until such a time that we achieve an initial cash flow through sales of molybdenite concentrates at the Ashdown mine, we will accrue and defer the payment of Mr. Ripley’s salary for the services to be rendered by him at the rate of One Hundred Eighty Thousand and No/100 Dollars ($180,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review of the performance of his duties not less frequently than annually. Thereafter, fifty percent (50%) of Mr. Ripley’s base salary will be deferred and accrued as an obligation by us until we have fully satisfied our financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine.

Once we achieve initial cash flow through sales of molybdenite concentrates at the Ashdown mine has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine, Mr. Ripley’s salary will be adjusted to One Hundred Ninety Five Thousand and No/100 Dollars ($195,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review his duties not less frequently than annually. Mr. Ripley has also agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of twenty four (24) months following termination of his employment.

Robert P. Martin

On March 8, 2006, we entered into an Employment Agreement with Robert P. Martin to render employment as our Executive Vice President and Corporate Secretary effective as of January 1, 2006. Mr. Martin’s duties are to assist our executive management in the areas of corporate development and compliance, mergers and acquisitions, investment banking and fund raising, strategic relationships, marketing and public relations, in the United States and such other locations as deemed appropriate by the Board.

Until such a time that we achieve an initial cash flow through sales of molybdenite concentrates at the Ashdown mine, we will accrue and defer the payment of Mr. Martin’s salary for the services to be rendered by him at the rate of One Hundred Thirty Five Thousand and No/100 Dollars ($135,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review of the performance of his duties not less frequently than annually. Thereafter, fifty percent (50%) of Mr. Martin’s base salary will be deferred and accrued as an obligation by us until we have fully satisfied our financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine.

Once we achieve initial cash flow through sales of molybdenite concentrates at the Ashdown Mine has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine, Mr. Martin’s salary will be adjusted to One Hundred Fifty Five Thousand and No/100 Dollars ($155,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review his duties not less frequently than annually. Mr. Martin has also agreed to a non-competition clause while employed by us and a non-solicitation clause for a term of twenty four (24) months following termination of his employment.

Larry A. Kitchen

On March 22, 2006, we entered into an Employment Agreement with Larry A. Kitchen to render employment as our Principal Accounting Officer effective as of January 1, 2006. Mr. Kitchen’s duties will be to (i) provide financial and administrative support to the minesite personnel, including but not limited to risk management programs, cash management, treasury and human resources; (ii) assist with fostering and maintaining relationships with banking and financial institutions; (iii) oversee our cost management and control procedures and assist in preparing the management reporting standards and adherence thereto; and (iv) assist in preparing our budget and financial projections. Mr. Kitchen’s salary shall be $2,000 per month payable in advance in addition to reimbursement of reasonable business related expenses.

On May 25, 2006, in exchange for prior services rendered on behalf of us pursuant to the terms of their respective Employment Agreements, we issued (i) 769,069 shares of common stock to David A. Caldwell; (ii) 1,091,628 shares of common stock to Kenneth S. Ripley; and (iii) 685,429 shares of common stock to Robert P. Martin.

The following table entitled “Principal Shareholders” has been updated to reflect the issuance of the shares of our common stock to Messrs. Caldwell, Ripley and Martin.

Principal Shareholders

The following table presents certain information regarding the beneficial ownership of all shares of common stock at August 1, 2006 for each of our executive officers and directors and for each person known to us who owns beneficially more than five percent (5%) of the outstanding shares of our common stock. The percentage ownership shown in such table is based upon the 147,371,050 common shares issued and outstanding at August 1, 2006 and ownership by these persons of options or warrants exercisable within 60 days of such date. Also included is beneficial ownership on a fully diluted basis showing all authorized, but unissued, shares of our common stock at August 1, 2006 as issued and outstanding. Unless otherwise indicated, each person has sole voting and investment power over such shares.

	Shares owned	Exercisable Options/ Warrants	Percentage
David Caldwell(1) 1675 E. Prater Way, Suite 102 Sparks, NV 89434	1,215,703	1,000,000	1.50%
Ronald L. Parratt(2) 1675 E. Prater Way, Suite 102 Sparks, NV 89434	49,194	300,000	*
Jeffrey Tissier 1675 E. Prater Way, Suite 102 Sparks, NV 89434	38,105	0	*

Kenneth S. Ripley(3) 1675 E. Prater Way, Suite 102 Sparks, NV 89434	1,680,545	1,590,000	2.20%
Robert P. Martin(4) 1675 E. Prater Way, Suite 102 Sparks, NV 89434	2,929,929	605,000	2.39%
Larry A. Kitchen(5) 1675 E. Prater Way, Suite 102 Sparks, NV 89434	0	150,000	*
All directors and officers as a group (6 persons)	5,913,476	3,645,000	6.33%
Frank Diegmann 1986 E Football Blvd Pasadena, CA 91107	10,633,333	0	7.22%

____________

*	Less than 1%.

(1)	Mr. Caldwell holds options for 200,000 common shares exercisable at $0.37 per share, 200,000 common shares exercisable at $0.15 per share and 600,000 common shares exercisable at $0.24 per share.

(2)	Mr. Parratt holds options for 200,000 common shares exercisable at $0.37 and 100,000 common shares exercisable at $0.15.

(3)

Mr. Ripley holds options for 750,000 common shares exercisable at $0.24 per share, 40,000 common shares exercisable at $0.19 per share, 500,000 private party options exercisable at $0.22 per share, and 300,000 warrants related to the Production Purchase Payment Agreement exercisable at $0.20 per share.

(4)

Mr. Martin holds options for 200,000 common shares exercisable at $0.24 per share, 40,000 options exercisable at $0.19 per share, 50,000 common shares exercisable at $0.15 per share, 15,000 private party options exercisable at $0.20 per share and 300,000 warrants related to the Production Purchase Payment Agreement exercisable at $0.20 per share.

(6)	Mr. Kitchen holds options for 150,000 common shares exercisable at $0.24 per share.

The following section entitled “Management” has been updated to reflect our executive officers and directors as of August 1, 2006.

Management

The following are our executive officers and directors as of August 1, 2006:

Name	Age	Position
Kenneth S. Ripley(1)	54	Chief Executive Officer
David A. Caldwell	45	President, Chief Operating Officer, Director
Robert P. Martin	55	Executive Vice President, Secretary
Larry A. Kitchen(2)	58	Principle Accounting Officer

Ronald L. Parratt	56	Director
Jeffrey Tissier(3)	48	Director

____________

(1)

Mr. Fitzsimmons resigned as Chief Executive Officer effective February 18, 2005. Mr. Ripley was appointed as Interim Chief Executive Officer effective February 18, 2005 and Chief Executive Officer effective January 1, 2006.

(2)	Mr. Thomas resigned as Chief Financial Officer on December 31, 2005 and Mr. Kitchen was appointed as the Principal Accounting Officer effective January 1, 2006.

(3)	Mr. Craig resigned as a director effective October 15, 2005 and Mr. Tissier was appointed a director effective October 15, 2005.

Kenneth S. Ripley. Mr. Ripley served as our Interim Chief Executive Officer from February 18, 2005 until December 31, 2005. Effective January 1, 2006, Mr. Ripley was appointed as our Chief Executive Officer. Mr. Ripley comes to us with 34 years of experience in business and project development, plant operations, transportation, heavy equipment and industrial trades management, including fabrication, electrical, machining, construction and excavation. He has consulted with companies throughout the United States, as well as Puerto Rico, Japan, Argentina, Taiwan and the Middle East. Mr. Ripley retired in 1995 to oversee his commercial real estate holdings in Washington, Oregon and Florida, and consults on select projects. Mr. Ripley earned his Bachelor of Science degree in Physical Science from the University of Washington.

David A. Caldwell. Mr. Caldwell is a Director and has served in this capacity since our inception in 1997. Effective January 1, 2006, he was appointed as our President and Chief Operating Officer. Mr. Caldwell has more than 19 years experience as a geologist and geophysicist specializing in the discovery, delineation and economic evaluation of mineral deposits. He received his Bachelor of Science degrees in Geology and in Geophysics from the Institute of Technology at the University of Minnesota, and his Masters of Science degree in Geology and Geochemistry from the New Mexico Institute of Mining and Technology. His experience spans from generative fieldwork to project development through bankable feasibility. From 1997 through 2005 Mr. Caldwell was the Chief Geologist for Nevada Pacific Gold in Elko, Nevada, which he co-founded with four partners. Before entering the junior gold sector, Mr. Caldwell gained skills in project generation, management and development at Santa Fe Pacific Gold Corporation and Gold Fields Mining Company. He brings over 15 years of Nevada gold experience, and will act as our Chief Geoscientist. Mr. Caldwell is active in local community development projects and sits on the Board of Trustees for the Northwest Mining Association and the Board of Directors for the Geologic Society of Nevada.

Robert P. Martin. Prior to becoming our Executive Vice President and Corporate Secretary effective January 1, 2006, Mr. Martin was a long-time shareholder who first joined us as our Director of Corporate Development during the early stages of our restructuring in 2005. He comes from the private sector where he was President of an engineering and transportation businesses and is co-owner and Vice President of a Hawaii-based service company under contract to the Hilton Corporation. Mr. Martin’s background includes company turn-arounds, communications, public relations and human resources. He holds a Bachelor of Science degree in Political Science from Washington University and completed post- graduate business studies at the University of Washington. Since 1985, Mr. Martin has donated time as President of Pacific Marine Research, a non-profit education organization based in Seattle, Washington.

Larry A. Kitchen. Mr. Kitchen was appointed as our Principal Accounting Officer effective January 1, 2006. He is an accounting professional with more than 25 years experience, predominantly in the mining industry. From 1999 to 2001, Mr. Kitchen was owner and principal of Larry Kitchen Financial Reporting, Tax Compliance and Bookkeeping Services. From 2001 to 2003, Mr. Kitchen worked with Forbush & Associates, a certified public accounting firm, providing business building and financial services to businesses with annual revenues of $100,000 to $20,000,000 in the northern Nevada area. Since 2003, Mr. Kitchen has provided all accounting services for Anderson & Dorn, Ltd., a Professional Law Corporation, based in Reno, Nevada, and provided consultant services to Core Business Builders, Inc., a Nevada financial services company. His prior experience includes operational and financial accounting functions at Carbon County Coal and Galactic Resources, and he holds specific expertise in mine-site accounting and implementation of controls and tracking systems at the level of operations. Mr. Kitchen also has experience in working in the junior mining sector having held positions with Marshall Earth Resources and Galactic Services, where he developed budgets for Ivanhoe Minerals. Mr. Kitchen is a graduate of Brigham Young University with a degree in Business Management.

Ronald L. Parratt. Mr. Parratt is a Director and has served in this capacity since 2001. Mr. Parratt has more than 30 years experience as a geologist, exploration manager and developer of gold deposits in North America. Mr. Parratt is a co-founder and President of AuEx Ventures, Inc., a non-affiliated Canadian registered public mineral exploration company. Prior to founding AuEx, Mr. Parratt served as Exploration Manager for the Homestake Mining Company. Until 1997, Mr. Parratt served as Vice President of Exploration for the Santa Fe Pacific Gold Corporation, where he was responsible for intensive exploration activities in the U.S., Brazil and Central Asia. During this tenure, Mr. Parratt oversaw the exploration and development of 15 million ounces of gold reserves. Mr. Parratt earned his Master of Science degree in Economic Geology from Purdue University. Mr. Parratt is currently serving on Nevada’s Commission on Mineral Resources.

Jeffrey Tissier. Mr. Tissier has served as a Director since October 15, 2005 and is a Certified Public Accountant registered in Nevada. Mr. Tissier serves as the Chief Financial Officer for the Truckee Meadows Water Authority, a local water agency. Mr. Tissier oversees all financial and administrative activities for the Authority including short and long range financial planning, financial reporting, financing activities, and oversees the Authority’s investment programs. Before entering the water business, Mr. Tissier was employed for 15 years in various technical and financial capacities in the minerals industry primarily in the western United States and Alaska. These activities included exploration for and development of mines. Mr. Tissier was also employed with an international accounting firm during that period. Mr. Tissier has significant experience with budgeting, long range financial planning, merger and acquisition analysis, as well as senior management involvement in the successful turn-around of an investor owned mining company. Mr. Tissier received his Bachelor of Science Degrees in Geological Engineering and Exploration Geology from the Mackay School of Mines.

B.          On July 7, 2006, we filed a Current Report on Form 8-K disclosing the entry into a Termination Agreement with International Enexco Ltd. (“Enexco”) on June 27, 2006 affirming (i) that the Letter Agreement entered into by us and Enexco on Janaury 28, 1998, was terminated with an effective date of January 22, 2005; (ii) that we release any claim of further right, title or interest in the Contact Property; and (iii) that Enexco releases us from any and all claims, demands, or liabilities arising from our activities on the Contact Property.

Additionally in the Current Report on Form 8-K filed on July 7, 2006, we disclosed the conveyance of our interest in and to the six unpatented mining claims at the Contact Property known as the “Red Metal” Claims to Enexco in exchange for 100,000 shares of Enexco.

The following section entitled “Contact Property” has been updated to reflect our current interest in the Contact Property as of August 1, 2006.

Contact Property

The Contact project property (the “Contact Property”) was held through agreements with two (2) separate entities, the Letter Agreement with International Enexco Ltd. (“Enexco”) and the Exploration License and Purchase Option Agreement with F.W. Lewis, Inc. (“Lewis”). Our operating control over property owned by these two (2) entities allowed us to combine deposits within the district allowing for economic mining, which was previously not possible. On January 28, 1998, pursuant to the terms of a Letter Agreement with Enexco (the “Letter Agreement”), we acquired the right to earn a sixty percent (60%) percent interest in the Enexco patented mining claims through a combination of annual work commitments totaling $2,600,000 on the Enexco property and $4,000 per month payments to Enexco totaling $313,000 over seven (7) years. The Letter Agreement was terminated on December 23, 2004. At June 27, 2006, the accrued unpaid liabilities for the minimum work commitments and monthly lease payments due to Enexco totaled $2,420,643. On June 27, 2006, we entered into a Termination Agreement with Enexco affirming (i) that the Letter Agreement was terminated with an effective date of January 22, 2005; (ii) that we release any claim of further right, title or interest in the Contact Property; and (iii) that Enexco releases us from any and all claims, demands, or liabilities arising from our activities on the Contact Property. Upon signing the Termination Agreement, the accrued unpaid liabilities relating to the Letter Agreement were extinguished and reversed, resulting in a gain on extinguishment of debt in the amount of $2,420,643.

On July 10, 1998, we entered into an Exploration License and Purchase Option Agreement (the “Lewis Agreement”) with Lewis for the Lewis portion of the Contact Property (the “Lewis Property”). On February 19, 2003, the parties amended the Lewis Agreement to extended the term to December 31, 2007 and made other modifications to the original agreement. On May 7, 2003, the parties signed a second amendment to clarify that expenditures for work performed by us on either the Lewis Property or the adjoining Enexco property will be applied to Lewis’ minimum work commitment. On December 23, 2004, we terminated the Lewis Agreement. On December 12, 2005, we were notified that 50% of the accrued and unpaid obligations due Lewis had been assigned to the Sharon Lewis Revocable Living Trust dated March 15, 2004 and the remaining 50% to the Frank Lewis Revocable Living Trust dated March 15, 2004. On July 3, 2006, we were served with a complaint filed by Frank Lewis Revocable Living Trust dated March 15, 2004 in the Second Judicial District Court of the State of Nevada in Washoe County. We plan to file an answer to this complaint within the prescribed time period.

As disclosed in our Current Report on Form 8-K on July 7, 2006, we conveyed our interest in and to the six unpatented mining claims at the Contact Property known as the “Red Metal” Claims to Enexco in exchange for 100,000 shares of Enexco.

Annual Report on Form 10-KSB

On April 17, 2006, we filed our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

The following section entitled “New Accounting Pronouncements” has been updated to reflect accounting pronouncements introduced as of the time of filing our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, which will have a current or future potential impact on our financial statements.

New Accounting Pronouncements

New accounting pronouncements that have a current or future potential impact on our financial statements are as follows:

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R will supersede APB Opinion 25, “Accounting for Stock Issued to Employees” and amend SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. We adopted the provisions of SFAS No. 123R on January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. Compensation expense in the periods following adoption of SFAS No. 123R may differ from our pro forma disclosure under SFAS No. 123, based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates, volatilities or other factors.

In March 2005, the Securities and Exchange Commission staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. We will adopt the provisions of EITF 04-6 on January 1, 2006. The will be no significant impact of adoption on our financial statements or cash position.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”—an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

In May 2005 the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS No. 155 will have on its consolidated financial statements, if any.

The implementation of the provisions of these pronouncements is not expected to have a significant effect on our consolidated financial statement presentation.

The following section entitled “Results Of Operations For The Fiscal Year Ended December 31, 2005 Compared To Fiscal Year Ended December 31, 2004” has been updated to reflect our operation results as disclosed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

Results Of Operations For The Fiscal Year Ended December 31, 2005 Compared To Fiscal Year Ended December 31, 2004

Revenue $746,040 for the fiscal year ended December 31, 2005, was lower than the $1,560,419 revenue for the fiscal year ended December 31, 2004 due to the idling of the Mineral Ridge project in 2005.

Mining operations costs decreased $2,599,214 from $3,806,968 to $1,207,754 for the years ended December 31, 2004 and 2005, respectively as a result of the idling of mining operations at the Mineral Ridge mine in Nevada.

Exploration, development, and mineral property leases expenses of $3,271,550 for the year ended December 31, 2005 were slightly greater than the same period in 2004 because we began rehabilitating the decline at the Ashdown mine, which was expensed as incurred. The lease/rental payments include the $5,000/month to Win-Eldrich in accordance with the joint venture agreement along with the monthly lease payment for the mill site. In addition, costs have been incurred for the location of mining claims, and field examinations to determine the potential occurrence of economic mineralization on the different properties. Other costs include the compilation of historic data on the properties to assist in the evaluation of the properties and the planning of further development and exploration.

General and administrative costs were $1,496,124 and $2,323,875 for the years ended December 31, 2005 and 2004, respectively. This decrease results from the restructuring of our management in early 2005, where a significant portion of our executive management was replaced in an effort to revive our fortune. As a part of the reorganization, salary, travel, investor relations and other administrative costs were significantly curtailed thereby resulting in a savings of approximately $1.0 million.

The increase in finance charges is primarily due to debt financing transactions at unfavorable interest rates. The decrease in investor relations is primarily due to lower costs for investor relation’s activities during 2005. These lower fees were the result of the elimination of outside groups.

The sale of the Borealis project resulted in a gain of $1,150,000 in 2005. There were no similar transactions in 2004.

A reduction in the anticipated expenditures required on terminated agreement resulted in an increase in other income of $3.8 million for the year ended December 31, 2005 as compared to the year ended December 31, 2004.

The following section entitled “Liquidity and Capital Resources” has been updated to reflect our liquidity and capital resources as disclosed in our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006.

Liquidity And Capital Resources

Since our incorporation in June 1997, our expenses have exceeded sales resulting in an accumulated deficit of approximately $31 million at December 31, 2005 and approximately $25 million at December 31, 2004.

As of December 31, 2005, we had $10,175 in cash and cash equivalents and a working capital deficit of $10,763,816. A significant portion of the cash is allocated to be used for the Ashdown mine. We anticipate expenditures for year 2006 for general and administrative expenses to be approximately $370,000 and approximately $1,000,000 for exploration and property holding costs. Exploration and holding expenditures are expected to include $100,000 for the Mineral Ridge gold mine, $50,000 for future Nevada land holding costs and $20,000 for generative exploration. These amounts could increase or decrease significantly, at any time during the fiscal year, based on exploration results and decisions about releasing or acquiring additional properties, among other factors.

In May 2003, we entered into an insurance-backed financial assurance program for a surety bond, to secure the $2.7 million reclamation bond for the Mineral Ridge property. The program structure includes an insurance policy that will pay reclamation expenses as they occur. During June 2003, we transferred approximately $1,800,000 of the reclamation cash deposits that had been presented as restricted cash for the reclamation of the Mineral Ridge property to the insurance company and removed the accrued reclamation obligation due to the insurance policy entered into that will pay the future reclamation costs during the term of the policy. We are obligated to pay an additional $11,311 annually.

In the next twelve (12) months, we anticipate purchasing or leasing certain capital equipment for the Ashdown and Mineral Ridge mines, which would be support equipment for the underground operation and process/leach facilities. These items include underground hauling machines and muckers and various surface equipment including a front-end loaders, forklifts, and small haul trucks. Depending on whether we purchase new or used equipment, these capital equipment items could cost between $200,000 and $500,000. We anticipate funding these capital equipment expenditures with funds we receive from any molybdenum or gold production revenues we may generate or from debt and equity financing. All purchases at the Ashdown mine will be borne in proportion to our equity percentage as operator in that project. The pickup trucks we intend to purchase will be for our staff professionals only. All contractors will provide their own vehicles.

During 2005, our liquidity needs were met from: (i) the issuance of stock to vendors and employees for services valued at $570,060, (ii) the conversion of warrants and options to common stock and sales thereof totaling $1,031,945, (iii) the proceeds from a production payment purchase agreement for $850,000, (iv) the sale of the Borealis project for $1.4 million of which $1.05 million was collected in 2005; and (v) the financing structure provided in the loan agreement with William D. and Candida Schnack dated as of May 10, 2005 for the construction of the Ashdown mine. As of March 15, 2006, we had 136,999,087 shares of common stock outstanding, which we have recognized as $23,062,607 of paid in capital including cash and services. As of December 31, 2005, we had current assets of $825,634 compared to $248,277 at December 31, 2004. This increase is due to the remaining receivable of $250,000 on the Borealis project sale and $165,380 in cash offset by a reduction in precious metals inventory. Current liabilities at December 31, 2005 of $11,589,450 were higher than the December 31, 2004 balance of $7,858,851 resulting from the increase in liabilities related to the terminated minerals agreements partially plus the loans and associated interest incurred to develop the Ashdown mine. This results in a working capital deficit of $10,763,816 and $7,610,574 as of December 31, 2005 and 2004, respectively. Due to the sale of shares of our common stock, we were able to generate cash that was used to partially meet our working capital needs. As a result of the additional issuances of our shares of common stock, any net income per share would be lower in future periods. We anticipate funding our working capital needs through funding we receive from loans and any future revenue we may generate, as well as other sales of our common stock. In the event we fund our working capital needs through the issuance of equity, our existing and future shareholders will be diluted and any net income per share would be lower in future periods.

On July 13, 2005, we entered into that certain Common Stock Purchase Agreement with Fusion Capital (the “Original Purchase Agreement”), pursuant to which Fusion Capital had agreed, under certain conditions, to purchase on each trading day $12,500 of our common stock up to an aggregate of $6 million over a twenty-four (24) month period. On January 19, 2006, the parties entered into a Termination Agreement whereby the Original Purchase Agreement was terminated. On January 20, 2006, we entered into another Common Stock Purchase Agreement with Fusion Capital (the “Purchase Agreement”). Under the Purchase Agreement, Fusion Capital committed to purchase up to $6 million of our common stock over a twenty-four (24) month period that commences when a registration statement filed with the Securities and Exchange Commission becomes effective. Pursuant to the Purchase Agreement, Fusion Capital is to purchase $12,500 of our common stock on each trading day during the term of the Purchase

Agreement, subject to our right to increase, decrease or suspend purchases by Fusion Capital. The purchase price for each purchase of shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. However, Fusion Capital does not have the right and is not obligated to purchase our stock in the event that the purchase price per share of common stock is below $0.10. We issued 2,191,919 shares of common stock carrying a Rule 144 restriction on trading as commitment shares. These shares were valued at $420,000 and have been recorded in prepaid expenses to be amortized over the term of the financing. We intend to use this financing vehicle on an as needed basis for working capital and general corporate purposes until sufficient and consistent cash flow from the Ashdown and Mineral Ridge mines is achieved. The Securities and Exchange Commission declared the registration statement effective on February 13, 2006. On March 13, 2006, we initiated the sale of commencement shares under the Purchase Agreement.

During the twelve months ended December 31, 2005, we raised approximately $1,031,945 from the sale of common stock. The funds were used to reduce outstanding debt and continue improvements and repairs at Ashdown and Mineral Ridge mines.

We cannot assure that additional capital required to finance our operations will be available on acceptable terms, if at all. Any failure to secure additional financing may force us to modify our business plan. In addition, we cannot be assured of profitability in the future.

On January 31, 2006, we completed the sale of its Borealis gold project to Gryphon Gold and Borealis Mining upon receipt of the final $250,000 installment of cash payments totaling $1,400,000. We retain no further interest in the property.

We continue to investigate other potential financing sources, and to entertain potential joint venture partners for the Mineral Ridge mine.

The following table entitled “Summary Compensation Table” summarizes all compensation earned by or paid to our Interim Chief Executive Officer and the Chief Financial Officer for services rendered in all capacities for the years ended December 31, 2005 and December 31, 2004 and December 31, 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		Payouts
Name and Principal Position	Year	Salary ($)	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Awards Securities Underlying Options/SARs (#)	LTIP Payouts ($)	Other Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Kenneth S. Ripley,	2005	180,000(1)
Interim Chief	2004	0
Executive Officer	2003	0

William Thomas,	2005	58,000
Chief Financial	2004	0
Officer	2003	0

____________

(1)

Of the $180,000 in 2005 annual compensation, 100% was accrued at December 31, 2005 and remains unpaid. Mr. Ripley’s employment agreement calls for all payments to be accrued but deferred until we have attained sufficient cash flow to support payments.

The following table entitled “Option Grants in Last Fiscal Year” summarizes all option grants made to our Interim Chief Executive Officer and Chief Financial during the fiscal year ended December 31, 2005.

Option Grants In Last Fiscal Year

Name	Number of Securities Underlying Options Granted	% of Total Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date

Kenneth S. Ripley	None	0%	—
William Thomas	250,000	19%	$ 0.15	02/28/11

The following table entitled “Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values – Options Exercised” summarizes all options exercised during the fiscal year ended December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Options Exercised:

Shares Acquired
Name	on Exercise (#)	Value Realized
William Thomas	None	—

The following table entitled “Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values – Options Unexercised” summarizes all unexercised options at the fiscal year ended December 31, 2005.

Options Unexercised:

	Number of Securities Underlying Unexercised Options at 12/31/05		Value of Unexercised In-the-Money Options at 12/31/05
Name	Exercisable	Unexercised	Exercisable	Unexercised

William Thomas	250,000	250,000	$ 0	$ 0

The following financial statements for the fiscal years ended December 31, 2005 and December 31, 2004, have been updated to include the information disclosed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

GOLDEN PHOENIX MINERALS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

Report of Independent Registered Public Accounting Firm
Balance Sheet
Statements of Operations
Statements of Stockholders’ Equity (Deficit)
Statements of Cash Flows
Notes to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders Golden Phoenix Minerals, Inc. Reno, Nevada

We have audited the accompanying balance sheet of Golden Phoenix Minerals, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Phoenix Minerals, Inc. at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated significant losses from operations, has an accumulated deficit of $31,134,731 and has a working capital deficit of $10,763,816 at December 31, 2005, which together raises doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ & Associates, LLC

HJ & Associates, LLC

Salt Lake City, Utah

April 13, 2006

GOLDEN PHOENIX MINERALS, INC.

Balance Sheet

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash	$ 10,175	$ —
Recievables	260,000	—
Prepaid expenses and other current assets	533,160	117,045
Precious metals inventory	—	114,803
Materials and supplies inventory	22,299	16,429
Total Current Assets	825,634	248,277
PROPERTY AND EQUIPMENT (Note 1)
Land	57,599	57,599
Buildings	116,020	116,020
Vehicles	262,636	266,464
Computer equipment	109,332	107,104
Office furniture and equipment	18,221	18,221
Mining and milling equipment and rolling stock	935,108	1,380,427
Assets under construction	469,256	—
Accumulated depreciation	(621,357)	(521,828)
Total Property and Equipment, Net	1,346,815	1,424,007
OTHER ASSETS
Restricted funds — reclamation obligations (Note 4)	1,996,857	1,848,823
Reclamation asset, net (Note 4)	1,826,140	1,843,698
Prepaid bond insurance premiums	363,700	406,912
Deposits	48,380	15,464
Total Other Assets	4,235,077	4,114,897
TOTAL ASSETS	$6,407,526	$5,787,181

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Balance Sheet (Continued)

	December 31,
	2005	2004
LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)
Current Liabilities
Bank overdraft	$ —	$ 41,601
Accounts payable	1,278,499	1,757,459
Accrued liabilities (Note 7)	6,430,259	4,787,546
Current portion of long term debt (Note 9)	17,477	89,575
Capital lease obligations-current portion (Note 8)	4,679	33,929
Note payable and related accrued interest (Note 17)	2,351,685	—
Convertible notes payable and related accrued interest (Note 10)	169,690	779,521
Other current liabilities (Note 15)	107,065	—
Deferred revenue	617,063	—
Amounts due to related parties (Note 6)	613,033	369,220
Total Current Liabilities	11,589,450	7,858,851
Long-Term Liabilities
Reclamation obligation (Note 4)	2,497,093	2,352,235
Long-term debt (Note 9)	37,555	77,029
Severance costs	326,866	—
Capital Lease obligations (Note 8)	—	7,004
Total Long-Term Liabilities	2,861,514	2,436,268
Total Liabilities	14,450,964	10,295,119
Commitments & Contingencies (Note 11)
Stockholders’ Equity (Deficit) Common stock, no par value, 200,000,000 shares authorized, at December 31, 2005 and 2004, 136,230,087 and 119,721,984 were issued and outstanding, respectively	23,062,607	20,684,330
Common stock subscribed	28,686	—
Accumulated deficit	(31,134,731)	(25,192,268)
Total Stockholders’ Equity (Deficit)	(8,043,438)	(4,507,938)
Total Liabilities and Stockholders’ Equity (Deficit)	$ 6,407,526	$ 5,787,181

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Statements of Operations

	December 31,
	2005	2004
REVENUES
Sale of precious metals	$ 746,040	$ 1,560,419
EXPENSES
Cost of mining operations	1,207,754	3,806,968
Exploration, development, and mineral property leases expenses	3,271,550	1,485,451
Accretion expense	144,858	133,507
General and administrative	1,496,124	2,323,875
Depreciation and depletion	151,337	170,547
Total Expenses	6,271,623	7,920,348
LOSS FROM OPERATIONS	(5,525,583)	(6,359,929)
OTHER INCOME (EXPENSE)
Interest income	3,005	428
Interest expense	(1,743,884)	(121,451)
Loss on sale of assets	(3,702)	—
Loss on extinguishment of debt	(56,234)	—
Sale of interest in mineral property	1,400,000	—
Other expense	(36,877)
Other income	20,812	10,944
Total Other Income (Expense)	(416,880)	(110,079)
LOSS BEFORE INCOME TAXES	(5,942,463)	(6,470,008)
INCOME TAXES	—	—
NET LOSS	$ (5,942,463)	$ (6,470,008)
BASIC LOSS PER SHARE	$ (0.04)	$ (0.06)
Weighted Average Number of Shares Outstanding	133,960,174	108,928,872

The accompanying notes are an integral part of these financial Statements

GOLDEN PHOENIX MINERALS, INC.

Statements of Stockholders’ Equity (Deficit)

	Common Shares		Stock	Deferred	Accumulated
	Shares	Amount	Subscriptions	Cost	Deficit
Balance, December 31, 2003	99,333,470	$ 17,287,209	$ —	$ (591,250)	$ (18,722,260)
Issuance of common stock for warrants exercised	9,728,884	1,230,805	—	—	—
Issuance of common stock for cash	10,528,587	2,410,341	—	—	—
Issuance of common stock for directors fees	7,815	2,190	—	—	—
Issuance of common stock for services	123,228	38,785	—	—	—
Amortization of deferred costs	—	—	—	306,250	—
Stock offering costs	—	(285,000)	—	285,000	—
Net loss for the year ended, December 31, 2004	—	—	—	—	(6,470,008)
Balance, December 31, 2004	119,721,984	20,684,330	—	—	(25,192,268)
Issuance of common stock for cash	9,354,860	895,945	7,900	—	—
Issuance of common stock for directors fees	113,828	19,000	—	—	—
Issuance of common stock for services	2,956,658	500,683	—	—	—
Issuance of common stock for production payment purchase agreement	800,000	143,000	—	—	—
Warrants issued as inducements to enter into agreements	—	127,896	20,786	—	—
Issuance of common stock from note conversion	3,432,757	683,038	—	—	—
Issuance of options for services	—	8,715	—	—	—
Net loss for the year ended, December 31, 2005	—	—	—	—	(5,942,463)
Balance, December 31, 2005	136,380,087	$ 23,062,607	$ 28,686	$ —	$ (31,134,731)

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$ (5,942,463)	$ (6,470,008)
Adjustments to reconcile net loss to net cash used by operating activities: Depreciation and depletion	151,338	70,547
Accretion expense	144,858	133,507
Common stock issued for services	530,111	40,975
Amortization of deferred costs	—	306,250
Loss on asset disposal	3,702	—
Gain on the extinguishment of debt	56,509	—
Changes in operating assets and liabilities:
(Increase) in accounts and other receivables	(250,000)	1,500
(Increase) in prepaid expenses and other current assets	(307,971)	87,346
Decrease (Increase) in inventories	108,933	80,229
Decrease (increase) in reclamation asset	17,558	—
Decrease (Increase) decrease in restricted cash	(148,034)	(29,924)
(Increase) in deposits	(15,996)	5,570
Increase (decrease) in accounts payable	(478,960)	1,498,311
Increase (decrease) in accrued and other liabilities	3,556,980	765,129
Net Cash Used by Operating Activities	(2,573,435)	(3,410,568)
CASH FLOWS FROM INVESTING ACTIVITIES	(157,568)	(582,041)
Purchase of property and equipment, net
Net Cash Used by Investing Activities	(157,568)	(582,041)
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	(41,601)	41,601
Principal payments on capital lease obligations	—	(36,912)
Payments on notes payable and long-term debt	—	(93,784)
Proceeds from notes payable	735,000	33,296
Payments to related parties	(168,937)	—
Proceeds from related parties	417,971	—
Proceeds from exercise of options and warrants	—	1,195,805
Proceeds from production payment purchase agreement	850,000	—
Net proceeds from sale of common stock	895,945	2,410,341
Proceeds from the sale of assets	52,800	—
Net Cash Provided by Financing Activities	2,741,178	3,550,347
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,175	(442,262)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	442,262
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,175	$ —
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$ —	$ 7,848
Cash paid for income taxes	$ —	$ —
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for services	$ 530,111	$ 40,975
Common stock issued for debt	$ 626,529	$ —

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Notes to the Financial Statements

December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Golden Phoenix Minerals, Inc. (the “Company” or “Golden Phoenix”) was incorporated under the laws and of the state of Minnesota on June 2, 1997. The Company is engaged in the operation, exploration and development of mineral properties in Nevada and other parts of the western United States. The Company controls its mineral property interests through ownership, leases, and mining claims. The Company is planning exploration and development of selected properties with the intent of conducting precious and base metal mining and production operations. The Company is continually investigating new mineral properties for potential exploration, development and operation. The Company intends to attempt to provide joint venture opportunities to other mining companies to accomplish these activities. In mid-2003, the Company began formal operation of its Mineral Ridge property. As of December 31, 2005, the operations of the Mineral Ridge mine remains temporarily idled while awaiting completion of an optimized mine plan.

Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year-end.

Reclassifications

Certain reclassifications have been made to the 2004 financial statements in order for them to conform to the classifications used for the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances and instruments with maturities of 90 days or less at the time of purchase.

Concentrations

Concentration of Credit Risk — Financial instruments, which could potentially subject the Company to credit risk, consist primarily of cash in bank. The Company maintains its cash in a bank deposit account insured by the Federal Deposit Insurance Corporation up to $100,000. The Company’s account at times, may exceed federally insured limits.

Concentration of Operations — The Company’s operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on the Company’s operations.

During 2004 and 2005, 100% of revenues consisted of precious metal sales to one party.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basic Loss Per Share

The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period.

	2005	2004
Net loss per share from operations:
Numerator — net loss	$ (5,942,463)	$ (6,470,008)
Denominator — weighted average shares outstanding	133,960,174	108,923,872
Basic Loss per Share	$ (0.04)	$ (0.06)

The Company’s outstanding common stock options and warrants have been excluded from the basic loss per share calculation, as they are anti-dilutive. The Company has excluded 7,378,403 common stock equivalents at December 31, 2005.

Provision for Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets determined by applying the U.S. federal income tax rate of 39% consist of the following components as of December 31, 2005 and 2004:

	2005	2004
Deferred tax assets:
NOL Carryover	$ 9,551,800	$ 7,644,580
Accrued Expenses	431,800	233,615
Depreciation	—	282,095
Deferred tax liabilities:
Depreciation	(22,200)	—
Valuation allowance	(9,961,400)	(8,160,290)
Net deferred tax asset	$ —	$ —

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 39% to pretax income from continuing operations for the years ended December 31, 2005 and 2004 due to the following:

	2005	2004
Book loss	$ (2,317,600)	$ (2,523,300)
Accrued compensation	198,170	—
Depreciation	19,365	—
Other	(13,868)	1,385
Stock for services/options expense	206,743	18,775
Valuation allowance	1,907,190	2,503,140
Net tax provision	$ —	$ —

At December 31, 2005, the Company had net operating loss carry-forwards of approximately $25,000,000 that may be offset against future taxable income from the year 2005 through 2025. No tax benefit has been reported in the December 31, 2005 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry-forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry-forwards may be limited as to use in the future years.

Inventories

Metals inventories consists of concentrate and dore’, including that which is on deposit at a refinery awaiting instructions to sell from the Company. All inventories are valued at the lower of cost or market, with cost being determined using the first-in, first-out methods.

Revenue Recognition

Revenue from the sale of precious metals is recognized when title and risk of loss passes to the buyer. Precious metals are delivered to a refinery where they are held until sell instructions are given by the Company at which time revenue is recognized. Molybdenite concentrates from the Ashdown operation will be sold FOB mine site pursuant to the terms of a Long Term Agreement with Derek Raphael and Company Limited. Title transfers upon their acceptance of each twelve (12) sack lot when the material is loaded onto their transport.

Property and Equipment

Property and equipment are stated at cost. Depreciation, which includes depreciation of assets acquired through capital leases, is calculated using the straight-line method over estimated useful lives as follows:

Mining equipment	5-7 years
Computer equipment	3-5 years
Furniture and equipment	5-7 years
Vehicles	5 years
Buildings	40 years

For the years ended December 31, 2005 and 2004, the Company recorded depreciation expense of $162,777 and $170,547, respectively related to property and equipment.

Valuation and Measurement of Equity Instruments

Except for transactions with employees that are within the scope of APB Opinion 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, in accordance with EITF 96-18, the Company has determined that the dates used to value the transaction are either: (1) the date at which a commitment for performance by the counter party to earn the equity instruments is; or (2) the date at which the counter party’s performance is complete.

Stock Options

As permitted by FASB Statement 123 as amended by FASB Statement 148 “Accounting for Stock Based Compensation”, the Company has elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations and make proforma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less that the market price of the underlying common stock on the date of grant. All stock option prices are based on the market price of the underlying common stock on the date of grant and therefore no compensation cost is recognized for the year ended December 31, 2005 and 2004, respectively.

Property Acquisition and Deferred Mineral Property Development Costs

Property acquisition and deferred mineral property development costs are recorded at cost and will be capitalized once determination has been made that a mineral property has proven or probable reserves that can be produced profitably. On the commencement of profitable commercial production, depletion of each mineral property and associated accumulated costs will be provided on the units of production basis using estimated proven and probable reserves as the depletion basis.

Proven and Probable Ore Reserves

On a periodic basis, management reviews the reserves that reflect estimates of the quantities and grades of metals at our mineral properties which management believes can be recovered and sold at prices in excess of the total cost associated with mining and processing the mineralized material. Management’s calculations of proven and probable ore reserves are based on, along with independent consultant evaluations, in-house engineering and geological estimates using current operating costs, metals prices and demand for our products. Periodically, management obtains external determinations of reserves.

Reserve estimates will change as existing reserves are depleted through production, as well as changes in estimates caused by changing production costs and/or metals prices. Reserves may also be revised based on actual production experience once production commences. Declines in the market price of metals, as well as increased production or capital costs or reduced recovery rates, may render ore reserves uneconomic to exploit. Should that occur, restatements or reductions in reserves and asset write-downs in the applicable accounting periods may be required. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. No assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized.

Properties Under Development

Upon determination that a mineral property can be economically developed and proven and probable reserves have been determined, costs incurred will be capitalized until the assets are put in service, at which time the capitalized costs will be depreciated and depleted in accordance with the policies previously described.

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects, while the projects are actively being prepared for proposed production. Capitalization is discontinued when the asset is ready for its intended use.

Exploration Properties

Mineral exploration expenditures are expensed as incurred. Property acquisition costs relating to exploration properties are also expensed until the economic viability of the project is determined and proven and probable reserves quantified. Costs associated with economically viable projects are depreciated and amortized in accordance with the policies described above. If a project is not viable, the accumulated project costs are charged to operations in the period in which that determination is made.

Closure, Reclamation and Remediation Costs

Current laws and regulations require certain closure, reclamation and remediation work to be done on mineral properties as a result of exploration, development and operating activities. The Company periodically reviews the activities performed on its mineral properties and makes estimates of closure, reclamation and remediation work that will need to be performed as required by those laws and regulations and makes estimates of amounts that are expected to be incurred when the closure, reclamation and remediation work is expected to be performed. Future closure, reclamation and environmental related expenditures are difficult to estimate in many circumstances due to the early stages of investigation, uncertainties associated with defining the nature an extent of environmental contamination, the uncertainties relating to specific reclamation and remediation methods and costs, application and changing of environmental laws, regulations and interpretation by regulatory authorities and the possible participation of other potentially responsible parties.

The Company has estimated costs associated with closure, reclamation and environmental reclamation of the Mineral Ridge and Ashdown properties which are reflected in its financial statements in accordance with generally accepted accounting principles, including the adoption of SFAS 143, Accounting for Asset Retirement Obligations, which the Company adopted effective January 1, 2003. See Note 4.

Property Evaluations

The Company reviews and evaluates its properties when events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. Estimated future net cash flows, on an undiscounted basis, from a property are calculated using estimated recoverable minerals (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future mineral price realization (considering historical and current prices, price trends and related factors); and

operating, capital and reclamation costs. Reduction in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances could occur which may affect the recoverability of the Company’s properties.

Impairment of Long-Lived Assets

Management reviews the net carrying value of all property and equipment and other long-lived assets, including mineral properties, on a periodic basis. We estimate the net realizable value of asset based on the estimated undiscounted future cash flows that will be generated from operations at each property, the estimated salvage value of the surface plant and equipment and the value associated with property interests. These estimates of undiscounted future cash flows are dependent upon the estimates of metal to be recovered from proven and probable reserves, future production cost estimates and future metals price estimates over the estimated remaining life of the mineral property. If undiscounted cash flows are less than the carrying value of a property, an impairment loss will be recognized based upon the estimated expected future cash flows from the property discounted at an interest rate commensurate with the risk involved.

Management’s estimates of metals prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to risks and uncertainties of change affecting the recoverability of our investment in various projects. Although management believes it has made a reasonable estimate of these factors based on current conditions and information, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimate of net cash flows expected to be generated from our mineral properties and the need for asset impairment write-downs.

New Accounting Pronouncements

New accounting pronouncements that have a current or future potential impact on our financial statements are as follows:

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R will supersede APB Opinion 25, “Accounting for Stock Issued to Employees” and amend SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Golden Phoenix adopted the provisions of SFAS No. 123R on January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. Compensation expense in the periods following adoption of SFAS No. 123R may differ from our pro forma disclosure under SFAS No. 123, based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates, volatilities or other factors.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We are currently evaluating the impact of SAB No. 107 on our financial statements.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” (EITF 04-6) which addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period and the carrying value is less than the net realizable value. Golden Phoenix will adopt the provisions of EITF 04-6 on January 1, 2006. The will be no significant impact of adoption is on the financial statements or cash position of the Company.

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”—an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our financial position, results of operations or cash flows.

In May 2005 the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 established new standards on accounting for changes in accounting principles. SFAS No. 154 requires all such changes to be accounted for by retrospective application to the financial statements of prior periods unless prescribed otherwise or it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. Adoption of SFAS No. 154 is not expected to have a material impact on our financial position, results of operations or cash flows.

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 is not expected to have a material impact on our financial position, results of operations or cash flows.

In February of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact SFAS No. 155 will have on its consolidated financial statements, if any.

The implementation of the provisions of these pronouncements is not expected to have a significant effect on the Company’s consolidated financial statement presentation.

Preferred Stock/Common Stock

The Company had authorized 5,000,000 shares of no par value non-voting convertible preferred stock with a 10 to 1 conversion factor. In 1997, the Company’s Board of Directors (the “Board”) authorized the designation of a class of preferred stock convertible into ten shares of common stock for each share of preferred stock at a conversion rate of $0.10 per common share for a period of ten (10) years from June 12, 1997. The Company did not determine any dividend rights, dividend rates, liquidation preferences, redemption provisions, and other rights, preferences, privileges and restrictions. At December 31, 2004, the Company had no shares of preferred stock issued and outstanding. At a meeting of the Board on January 29, 2005, the directors unanimously approved conversion of the authorized preferred to common at the rate of 10 to 1, thereby increasing the authorized shares of common stock to 200,000,000. At the date of this action, there were no shares of preferred stock outstanding.

Advertising Expense

The Company expenses advertising expenses as incurred in accordance with SOP 93-7. The Company had no advertising expense for the years ended December 31, 2005 and 2004, respectively.

NOTE 2 — GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has experienced losses since its inception in 1997. It has not generated revenues sufficient to cover its operating costs and has an accumulated deficit of $31,134,731 and a working capital deficit of $10,763,816 at December 31, 2005, which raises doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has obtained debt and equity financing to fund the Company’s activities until sufficient revenues can be generated from operations. The Company has entered into a Common Stock Purchase Agreement with Fusion Capital Fund II, LLC (“Fusion Capital”), whereby they commit to purchase up to $6 million of the shares of common stock. The related registration statement filed with the Securities Exchange Commission (“SEC”) was declared effective on February 13, 2006. The Company also plans to obtain funds through the exercise of outstanding stock warrants which would provide additional working capital to cover the costs of its mineral property and other corporate expenses. The Company is in the process of attempting to sell additional debt financing to other sources. The Company is seeking joint ventures on its properties in order to alleviate some of the costs associated with future exploration, development and mining operation activities. Finally, the Company expects to place the Ashdown property into full commercial operation during 2006 and generate revenues from that operation.

NOTE 3 — MINERAL PROPERTIES

Ashdown Project, Humboldt County, Nevada

The Ashdown molybdenum-gold project is located about 100 miles northwest of Winnemucca in Humboldt County, Nevada (“Ashdown”). The property covers about 6-square miles and is controlled by 101 unpatented mining claims. Golden Phoenix signed a Joint Venture Agreement for the Ashdown property with Win-Eldrich Mines (“Win-Eldrich”) on February 5, 2004. The terms of the agreement give Golden Phoenix the right to earn in to 60%, as manager and operator of the project, with Win-Eldrich retaining 40% as owner of the property. Golden Phoenix will earn an undivided vested 60% interest in the project in either of two (2) ways: (i) by placing the project into profitable production using a small mill, or (ii) by spending $5 million toward development of the project. The Company has four (4) years to complete vesting. Upon signing, Golden Phoenix paid Win-Eldrich $50,000, and beginning three (3) months after signing will pay $5,000 per month until a cash distribution through profitable production is achieved.

Golden Phoenix has completed permitting a mill designed to run about 100 tons per day of mine production. Construction on the mill and tailings impoundment was 90% complete at year-end, and the facility will be prepared to process material in the near term. Golden Phoenix plans to assess expansion into a larger operation once production is underway. The Company has a marketing agreement in place that facilitates the sale of the molybdenite concentrates (FOB mine) to an international metals broker. Golden Phoenix will not be required to provide roasted material to the market, and does not have to locate third party roasting capacity under this contract.

By the end of the 2005, the permits remaining before full mining operations commence were limited to the Environmental Assessment and the Plan of Operations (“POO”). Both of these documents are currently being reviewed by the agencies in their final draft form. Interim progress at the mine has been accomplished under a Notice of Intent level permit that allows for the removal, test processing and marketing of a 1000-ton sample. The activities that have been undertaken to access the bulk sample are the same as those that would have occurred under the full POO, and the delays in the permitting process have not substantially impacted our operations to date. During 2005, the Company had spent $658,596 on this project and assumed long term debt of approximately $82,500.

Mineral Ridge Property

On November 7, 2000 the Company purchased the Mineral Ridge gold mine and related land, property and equipment located near Silver Peak, Nevada (“Mineral Ridge”). The mine was acquired out of bankruptcy and the trustee was conducting only minimum maintenance activities at the time. The permits associated with the Mineral Ridge mining operations had either expired or were under review by the State of Nevada and the Bureau of Land Management at the time of the purchase. Since then the Company has obtained new permits based upon a revised Plan of Operations, posted a reclamation surety bond of approximately $2,693,000 (See Note 5), and the Mineral Ridge mine was placed in full operation in the spring of 2004.

The Company has determined, with the assistance of Behre Dolbear and Company, Inc., independent and qualified consultants from Denver, Colorado, that the Mineral Ridge mine and related mineral property has economically feasible proven and probable reserves that can be recovered using a cyanide heap leaching process. The combined reserves, at a 0.030 troy ounces of gold per ton cut off grade and a gold price of $325 per ounce, are 2,392,000 tons averaging 0.0758 troy ounces of gold per ton for 146,504 ounces of recoverable gold at an 80.8% process recovery. There are an additional 10,000 recoverable ounces estimated to be on the leach pad. Silver values are not economically significant in the mineralized material at Mineral Ridge and have not been included in these reserve calculations. The combined direct operating costs, royalties, property and net proceeds tax burden, and costs of capital (total costs) are estimated at $241.63 per ounce.

The Company’s operations to date have yielded certain amounts of precious metal product that has been sold resulting in revenues of $746,490 in 2005 and $1,560,419 in 2004. Costs associated with these activities totaled $210,940 in 2005 and $3,806,968 in 2004. Under-performance of the leach pads and associated high production costs resulted from Golden Phoenix’s failure to meet the designed processing specifications as outlined under the Behre Dolbear feasibility study of May 2003. On January 12, 2005, the Company announced its decision to temporarily idle the mine pending a full review of the engineering options and optimization of a revised mine and operations plan.

Borealis Property

In the fourth quarter of 2004 the Company and Gryphon Gold Corporation (“Gryphon Gold”) entered into negotiations for the sale of the Borealis property to Borealis Mining Company (“Borealis Mining”), a subsidiary of Gryphon Gold. An agreement was made during January of 2005 for the sale of all Borealis rights held by the Company to Borealis Mining. The agreement is for cash payments of $1,400,000, with the first payment of $400,000 due on the agreement signing date. Payments of $250,000 are due every three (3) months until full payment has been completed. Borealis Mining completed its final payment on January 31, 2006. Golden Phoenix retains no further rights or interest in the property.

Contact Copper Property

On December 23, 2004, Golden Phoenix terminated the Joint Venture Agreement with International Enexco Ltd. (“Enexco”) dated as of January 28, 1998 (the “Enexco Agreement”) and the Exploration License and Option to Purchase with F.W. Lewis, Inc, (“Lewis”) dated as of July 10, 1998, as amended on February 19, 2003, and as further amended on May 7, 2003 (collectively, the “Lewis Agreement”). The Company interest in the property is limited to a 100% undivided interest in six (6) unpatented mining claims over a portion of what is known as the Banner Zone deposit. In prior periods, the Company recorded $5,680,439 (see Note 7) for prior work commitments, stock obligations and property payments relating to these agreements. The Company is currently in negotiation with the parties to resolve these outstanding obligations, and anticipates a positive outcome due to provisions in these agreements that the Company believes substantially limits the recovery of these obligations after the agreements have been terminated by the Company. However, the ultimate resolution cannot be determined at this time.

NOTE 4 — RECLAMATION ASSET AND OBLIGATION

Effective January 1, 2003, the Company became subject to and adopted SFAS No. 143, Accounting for Asset Retirement Obligations, which establishes a uniform methodology for accounting for estimated reclamation and abandoned costs. As of December 31, 2002, the Company had recognized a reclamation liability of $900,000 representing the net present value of the estimated reclamation costs related to the Mineral Ridge property given its condition at the time of acquisition in October 2000. No additional liability was recorded from the time of acquisition through December 31, 2002 since the property was not in production and existing generally accepted accounting principles did not provide for the recognition of addition liability under those circumstances. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Fair value is determined by estimating the retirement obligations in the period the asset is first placed in service or acquired and then adjusted for the amount of estimated inflation and market risk contingencies to the projected settlement date of the liability. The result is then discounted to a present value from the projected settlement date to the date the asset was first placed in service or acquired. The present value of the asset retirement obligation is recorded as an additional property cost and as an asset retirement liability. The amortization of the additional property cost (using the units of production method) is being included in depreciation expense and the accretion of the discounted liability is being recorded as a separate operating expense in the Company’s statement of operations with a corresponding increase in the reclamation liability. On this basis, using a credit adjusted risk free interest rate of 8.5%, the Company determined a reclamation asset of $1,063,300 and related reclamation obligation at October 2000 and eliminated the existing $900,000 recorded obligation. Accretion of the discounted liability through December 31, 2002 totaled $206,172 resulting in a reclamation liability totaling $1,269,472 and a net gain of $693,828 as a result of the cumulative effect of the change in this accounting principle which amount has been reflected separately as other income (expense) during the year ended December 31, 2003. Since the Mineral Ridge property was not in production prior to December 31, 2002, no depreciation of the reclamation asset has been considered pursuant to the adoption of SFAS No. 143 for the period from October 2000 through December 31, 2002.

In connection with the new reclamation permit obtained in May 2003, the Company increased its estimated reclamation costs based on the new operating plan for the Mineral Ridge property. Accordingly, on June 1, 2003, the Company increased the Mineral Ridge property reclamation asset by $830,724 to $1,894,024 based on the revised estimate using a credit adjusted risk free interest rate of 8.5% with a corresponding increase in the related reclamation obligation. Depreciation of the reclamation asset was recognized for the year ended December 31, 2004 in the amount of $36,156 and $17,558 for the year ended December 31, 2005, using the units-of-production method.

Accretion expense related to the reclamation obligation for the year ended December 31, 2005, and 2004 was $144,858 and $133,507, respectively.

The following is a description of the changes to the Company’s asset retirement obligation from January 1 through December 31, 2005:

Reclamation obligation (asset retirement obligation) as

	2005	2004
Reported at December 31	$ 2,352,235	$ 2,218,728
Impact of adopting SFAS No. 143	—	—
Accretion expense:
Revision in reclamation cost estimates	—	—
Accretion expense — January 1 through December 31	144,858	133,507
Reclamation obligation at December 31	$ 2,497,093	$ 2,352,235

NOTE 5 — RECLAMATION SURETY BOND

During May 2003, the Company entered into an insurance backed financial assurance program for a surety bond, to secure the $2,693,000 reclamation bond for the Mineral Ridge property. The program structure includes an insurance policy that will pay reclamation expenses as they occur. During June 2003, the Company transferred to the insurance company approximately $1,800,000 of the reclamation cash deposits that had been presented in previous periods as restricted cash for the reclamation of the Mineral Ridge property. The Company has paid an additional $526,505 of premiums on the reclamation bond policy through December 31, 2005. The Company is obligated to pay $11,311 annually thereafter which amount will be expensed during the year incurred.

Of the total initial premium of $2,326,505, $1,796,652 represents a Reclamation Experience Account which funds are directly available to the Company to use for closure, reclamation and remediation activities once they commence based on the existing known condition of the Mineral Ridge property. This amount has been reflected as part of the Restricted Funds-Reclamation Obligations asset in the accompanying financial statements. The remaining amount consists of an $11,311 annual insurance premium, which is being amortized over a twelve (12) month period and $518,542, which represents the portion of the premium to be amortized over the twelve (12) year term of the policy. At December 31, 2005, the total current portion of the prepaid insurance premiums related to this policy totaled $47,925 and the long-term portion totaling $408,700. This program allows the Company flexibility to increase its bond in the future to an aggregate limit of $4,000,000.

NOTE 6 — AMOUNTS DUE TO RELATED PARTIES

At various times officers and shareholders of the Company have advanced funds to pay operating, general and administration costs with the Company making partial repayments periodically. A total of $459,370 and $208,962 was payable to these related parties as of December 31, 2005 and 2004, respectively. Interest has been imputed at a rates of 8% — 18% on amounts outstanding in excess of twelve (12) months. As of December 31, 2005 and 2004, total accrued interest of $119,967 and $76,521 has been recognized respectively. These advances along with the imputed accrued interest are unsecured and due on demand.

In addition to the above related-party notes, one long-term note payable was issued for the purchase of what is known as the Ashdown Pilot Mill for $200,000. The note has had payments made with a balance now due of $23,048. After the note was issued the holder became an employee of the company. As of December 31, 2005 and 2004, total accrued interest of $10,648 and $3,055 has been recognized respectively.

The Company incurred related party interest expense of $51,039 and $20,902 for the years ended December 31, 2005 and 2004, respectively.

NOTE 7 — ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31, 2005:
Terminated exploration agreements liabilities	$ 5,680,439
Officers accrued salaries and deferred compensation	557,325
Accrued payroll and related expenses	62,337
Accrued interest	54,000
Accrued royalty	30,000
Accrued travel expenses	46,158
$ 6,430,259

NOTE 8 — CAPITAL LEASES

The Company leases certain computer software and equipment with lease terms through July 2006. Obligations under these capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments.

Obligations under capital leases at December 31, 2005 consisted of the following:

Capital lease payable to GE Capital, dated July 5, 2001, payable at $1,195 per month, including interest imputed at 18.9% per annum, maturity July 5, 2006, secured by certain computer equipment	4,679
Total	4,679
Less: Current Portion	4,679
Long-term portion	$ —

The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

2006	$ 4,782
2007	—
2008	—
2009 and there after	—
Total Future Lease Payments	$ 4,782
Less amount representing interest	103
Total future minimum lease payments	$ 4,679

The Company recorded depreciation expense of $6,372 and $6,372 for the years ended December 31, 2005 and 2004, respectively, for equipment under capital leases.

NOTE 9 — LONG TERM DEBT

Long term debt consisted of the following at December 31, 2005:

Note payable to GMAC, dated May 11, 2004, payable at $558 per month with no interest, through May 2009, secured by a 2004 GMC Sierra truck	22,883
Note payable to GMAC, dated May 11, 2004, payable at $538 per month with no interest, through May 2009, secured by a 2004 GMC Sierra truck	22,039
Total	55,033
Less: Current portion of long term debt	17,477
Total Long-term debt	$ 37,556

Maturities on long term debt are as follows:

2006	$ 17,477
2007	17,477
2008	14,600
2009 and thereafter	5,479
Total	$ 55,033

NOTE 10 — CONVERTIBLE NOTES PAYABLE

At December 31, 2004, the Company had twelve (12) convertible notes payable totaling $455,000. These notes originated in January through April 2000 and accrue interest at 12% per annum. Principal and interest became due in 2005. The principal and interest on the notes are convertible into common stock of the Company at $0.20 to $0.30 per share. During 2005, five (5) note holders converted $626,803 for 3,432,757 shares of common stock. As of December 31, 2005, the balance of convertible notes outstanding was $100,000, accrued interest on the remaining convertible notes totaled $69,690. If the principal and interest on these notes were converted as of December 31, 2005, the Company would have been required to issue 758,841 shares of common stock to the remaining holders of the convertible notes.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Leases

The Company leased its facilities under a non-cancelable operating lease that expires July 31, 2011. The monthly rent is based on an escalating scale based on an average increase of three cents ($0.03) per square foot on each anniversary date. The current twelve (12) month rate is $6,720 per month. The following is a schedule, by years, of the future minimum lease payments under operating leases, as of December 31, 2005.

2006	$ 81,690
2007	84,210
2008	86,730
2009	89,250
2010	91,770
2011	54,390
Total	$ 488,040

In addition, the Company entered into a lease agreement for mining equipment at the Ashdown Property. The lease agreement provides for month-to-month rental payments totaling $32,905.

On August 26, 2005, the Company also entered into a lease for the Kingston Mill as part of a settlement regarding a dispute with Retrievers LLC, John Tingue and Kris Tingue (collectively, the “Retrievers”) over the transport and storage of portions of its mill facilities on their property. To date, the Company has paid the Retrievers $60,000 in consideration for the lease. In addition, this lease agreement obligates the Company to use Retrievers for all of its excavation, road maintenance, transportation of material between the mine and the mill and reclamation work on the property for the next five years. Retrievers granted to Golden Phoenix the exclusive right and option to purchase the Kingston Mill for $250,000. This option expires on August 26, 2010. The purchase price will be reduced by $50,000 upon each annual anniversary of the lease agreement. The pricing for labor and equipment in connection with the work to be completed by Retrievers will be negotiated between the parties and will reflect current area and industry rates. Retrievers retain a lien on the mill as security for the contract.

Rental expense for all operating leases was $115,945 and $107,445 for the years ended December 31, 2005 and 2004, respectively.

Employment Agreements

David A. Caldwell

On February 22, 2006, the Company entered into an Employment Agreement with David A. Caldwell to render full-time employment to the Company as President and Chief Operating Officer effective as of February 15, 2006. Mr. Caldwell’s duties are to assist the Company’s executive management in the areas of corporate development and compliance, mergers and acquisitions, investment banking and fund raising, strategic relationships and public relations, in the United States and such other locations as deemed appropriate by the Board.

Until such a time that the Company achieves an initial cash flow through sales of molybdenite concentrates at the Ashdown mine, the Company will accrue and defer the payment of Mr. Caldwell’s salary for the services to be rendered by him at the rate of One Hundred Forty Five Thousand and No/100 Dollars ($145,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review of the performance of his duties not less frequently than annually. Thereafter, fifty percent (50%) of Mr. Caldwell’s base salary will be deferred and accrued as an obligation of the Company until the Company has fully satisfied its financial obligations to William D. and Candida Schnack (the “Schnacks”) and the Ashdown Milling Company LLC (“Ashdown Milling”) finance programs relating to the Ashdown mine.

Once the Company achieves initial cash flow through sales of molybdenite concentrates at the Ashdown mine has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine, Mr. Caldwell’s salary will be adjusted to One Hundred Sixty Five Thousand and No/100 Dollars ($165,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review his duties not less frequently than annually.

Mr. Caldwell has also been granted 600,000 options under the 2002 Stock Option Incentive Plan with an exercise price of $0.24 per share. One fourth of the options shall vest each ninety (90) day period from the date of the grant date resulting in one hundred percent (100%) vesting on the first anniversary of the grant date. The options have a term of five (5) years and are subject to other standard terms and conditions under the applicable stock option plan of the Company. Mr. Caldwell has also agreed to a non-competition clause while employed by the Company and a non-solicitation clause for a term of twenty four (24) months following termination of his employment.

Kenneth S. Ripley

On March 13, 2006, the Company entered into an Employment Agreement with Kenneth S. Ripley to render employment to the Company as Chief Executive Officer effective as of January 1, 2006. Mr. Ripley’s duties are to will have the duties and responsibilities of the Company’s Chief Executive Officer, as specified in the Company’s Bylaws, and as directed by the Company’s Board, to whom Mr. Ripley will report. Additionally, Mr. Ripley shall do and perform all lawful services, acts, or other things necessary or advisable to assist the Company’s executive management in the areas of corporate development and compliance, mergers and acquisitions, investment banking and fund raising, strategic relationships and public relations, in the United States and such other locations as deemed appropriate by the Board.

Until such a time that the Company achieves an initial cash flow through sales of molybdenite concentrates at the Ashdown mine, the Company will accrue and defer the payment of Mr. Ripley’s salary for the services to be rendered by him at the rate of One Hundred Eighty Thousand and No/100 Dollars ($180,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review of the performance of his duties not less frequently than annually. Thereafter, fifty percent (50%) of Mr. Ripley’s base salary will be deferred and accrued as an obligation of the Company until the Company has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine.

Once the Company achieves initial cash flow through sales of molybdenite concentrates at the Ashdown mine has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine, Mr. Ripley’s salary will be adjusted to One Hundred Ninety Five Thousand and No/100 Dollars ($195,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review his duties not less frequently than annually. Mr. Ripley has also agreed to a non-competition clause while employed by the Company and a non-solicitation clause for a term of twenty four (24) months following termination of his employment.

Robert P. Martin

On March 8, 2006, the Company entered into an Employment Agreement with Robert P. Martin to render employment to the Company as Executive Vice President and Corporate Secretary effective as of January 1, 2006. Mr. Martin’s duties are to assist the Company’s executive management in the areas of corporate development and compliance, mergers and acquisitions, investment banking and fund raising, strategic relationships, marketing and public relations, in the United States and such other locations as deemed appropriate by the Board.

Until such a time that the Company achieves an initial cash flow through sales of molybdenite concentrates at the Ashdown mine, the Company will accrue and defer the payment of Mr. Martin’s salary for the services to be rendered by him at the rate of One Hundred

Thirty Five Thousand and No/100 Dollars ($135,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review of the performance of his duties not less frequently than annually. Thereafter, fifty percent (50%) of Mr. Martin’s base salary will be deferred and accrued as an obligation of the Company until the Company has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine.

Once the Company achieves initial cash flow through sales of molybdenite concentrates at the Ashdown Mine has fully satisfied its financial obligations to the Schnacks and Ashdown Milling finance programs relating to the Ashdown mine, Mr. Martin’s salary will be adjusted to One Hundred Fifty Five Thousand and No/100 Dollars ($155,000) annually (prorated for any portion of a year), subject to increases, if any, as the Board may determine in its sole discretion after periodic review his duties not less frequently than annually. Mr. Martin has also agreed to a non-competition clause while employed by the Company and a non-solicitation clause for a term of twenty four (24) months following termination of his employment.

Larry A. Kitchen

On March 22, 2006, the Company entered into an Employment Agreement with Larry A. Kitchen to render employment to the Company as the Principal Accounting Officer effective as of January 1, 2006. Mr. Kitchen’s duties will be to (i) provide financial and administrative support to the minesite personnel, including but not limited to risk management programs, cash management, treasury and human resources; (ii) assist with fostering and maintaining relationships with banking and financial institutions; (iii) oversee the Company’s cost management and control procedures and assist in preparing the management reporting standards and adherence thereto and (iv) assist in preparing the Company’s budget and financial projections. Mr. Kitchen’s salary shall be $2,000 per month payable in advance in addition to reimbursement of reasonable business related expenses.

Mineral Property Lease — F.W. Lewis Contact Property

The Contact property was held through agreements with two (2) separate entities, Enexco and Lewis. On December 23, 2004, Golden Phoenix terminated the Enexco Agreement and the Lewis Agreement. In prior periods, the Company recorded $5,680,439 (see Note 7) for prior work commitments, stock obligations and property payments related to these agreements. The Company is currently in negotiation with the parties to resolve these outstanding obligations, and anticipates a positive outcome due to provisions in these agreements that the Company believes substantially limits the recovery of these obligations after the agreements have been terminated by the Company. However, the ultimate resolution cannot be determined at this time.

As part of the purchase of the Mineral Ridge mine, the Company assumed a net smelter returns royalty agreement with Mary Mining Company, Inc. The agreement calls for a production royalty of the net smelter returns. The royalty percentage rate is based on the price of gold per troy ounce.

Price of Gold per Troy Ounce	Royalty Rate
Less than or equal to $300 U.S.	2.5%
Greater than $300, but less than or equal to $325	3.0%
Greater than $325, but less than or equal to $350	3.5%
Greater than $350, but less than or equal to $375	4.0%
Greater than $375, but less than or equal to $400	4.5%
Greater than $400, but less than or equal to $500	5.0%

The Company is required to pay a minimum advance royalty of $60,000 per year due July of each year, which shall be credited cumulatively against the production royalty payments. As of the date of this report the Company remained obligated to pay the 2005 minimum advance royalty.

Environmental Obligations

As part of the purchase of the Mineral Ridge mine and related assets, the Company is responsible for future closure, reclamation and remediation costs (See Notes 1 and 3). The Company prepared a reclamation plan for $2,693,000 that was approved by the Nevada Department of Environmental Protection and the Bureau of Land Management in May 2003. The estimated future reclamation and remediation cost and related assets and liabilities have been recognized in the financial statements in accordance with SFAS 143 (See Note 4).

As part of the permitting process for its Ashdown Joint Venture, the Company is responsible for total reclamation bonding of estimated to be $180,000. Presently, $161,000 has been posted with the Bureau of Land Management and Nevada Department of Environmental Protection, and the remaining amount will be deposited prior to initiation of full-scale mining.

The Company has obtained a reclamation surety bond in connection with theses obligations (See Note 5).

Common Stock Purchase Agreement

On July 13, 2005, the Company entered into a Common Stock Purchase Agreement (the “Original Purchase Agreement”) with Fusion Capital Fund II, LLC (“Fusion Capital”), pursuant to which Fusion Capital had agreed, under certain conditions, to purchase on each trading day $12,500 of our common stock up to an aggregate of $6 million over a twenty-four (24) month period. On January 19, 2006, the Company and Fusion Capital entered into a Termination Agreement whereby the parties terminated the Original Purchase Agreement. On January 20, 2006, the Company entered into a new Common Stock Purchase Agreement (“Purchase Agreement”) with Fusion Capital. Under the Purchase Agreement, Fusion Capital committed to purchase up to $6 million of our common stock over a twenty-four (24) month period that commences when a registration statement filed with the SEC becomes effective. Pursuant to the Purchase Agreement, Fusion Capital is to purchase $12,500 of the Company’s common stock on each trading day during the term of the Purchase Agreement, subject to the Company’s right to increase, decrease or suspend purchases by Fusion Capital. The purchase price for each purchase of shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. However, Fusion Capital does not have the right and is not obligated to purchase the Company’s stock in the event that the purchase price per share of common stock is below $0.10. Golden Phoenix issued 2,191,919 shares of common stock carrying a Rule 144 restriction on trading as commitment shares. These shares were valued at $420,000 and have been recorded in prepaid expenses to be amortized over the term of the financing. We intend to use this financing vehicle on an as needed basis for working capital and general corporate purposes until sufficient and consistent cash flow from the Ashdown and Mineral Ridge mines is achieved. The SEC declared the registration statement effective on February 13, 2006. On March 13, 2006, the Company initiated the sale of commencement shares under the Purchase Agreement.

Litigation

On September 30, 2005 American Asphalt and Grading, Inc. initiated an action against the Company in the Fifth Judicial District Court of the State of Nevada and For the County of Nye. The Summons and Complaint names Golden Phoenix Minerals, Inc. as the defendant in a breach of contract action. American Asphalt and Grading, Inc. has a mechanics lien for work performed on the Company’s Mineral Ridge property. The amount of the claim is approximately $297,413 plus attorney’s fees and costs. On October 18, 2005, the parties have agreed to stay the proceedings while they continue to negotiate a settlement acceptable to all parties. Negotiations are currently proceeding and the ultimate resolution cannot be determined at this time.

NOTE 12 — RELATED PARTY TRANSACTIONS

The Company had a consulting agreement with Whitney & Whitney, Inc. (“Whitney & Whitney”). The consulting agreement called for Whitney & Whitney to provide metallurgical, geological and plant design services related to the Company’s projects along with assistance related to general business and financial matters. The agreement also called for payments from the Company of a minimum of $2,500 per month in restricted shares of common stock. The agreement was terminated effective March 30, 2005. The President of Whitney & Whitney, Dr. John W. Whitney, is no longer a significant shareholder of the Company, with less than one percent (<1%) ownership.

On September 26, 2005, the Company entered into a Production Payment Purchase Agreement with Ashdown Milling. Under the terms of the Production Payment Purchase Agreement, Ashdown Milling agreed to purchase a production payment to be paid from the production of the Company’s Ashdown Mine for a minimum of $800,000. In addition, Ashdown Milling is to receive one share of the Company’s common stock and one warrant to purchase one share of the Company’s common stock at $0.20 per share for each dollar paid to the Company. In addition, the Production Payment Purchase Agreement provides that, upon the request of the Company for additional funds, Ashdown Milling has the right, but not the obligation, to increase its investment in the production payment up to an additional $700,000 for a maximum purchase price of $1,500.000. The amount of the production payment to be paid to Ashdown Milling is equal to a 12% net smelter returns royalty on the minerals produced from the mine until an amount equal to 240% of the total purchase price has been paid. Each of Messrs. Martin and Ripley is a member, manager, and lead investor in Ashdown Milling. The Company’s Board approved the transaction. Neither Mr. Martin nor Mr. Ripley is a director of the Company. As of December 31, 2005, there had been $850,000 advanced to the Company pursuant to this agreement with a corresponding amount of common stock and warrants. This transaction has been accounted for as the sale of an interest in mineral properties with the related gain to be deferred until the Company begins making payments according the terms of the agreement

During the year ended December 31, 2005, the Company has received amounts from its interim chief financial officer in the form of short promissory notes, portions of which were repaid at various times during the year. In addition, the interim chief executive officer has made various payments in behalf of the Company. Interest is being charged on these amounts at eighteen percent (18%) per annum and with set up charges have an annual effective rate of twenty-three percent (23%). As of December 31, 2005, the total obligation due to the interim chief executive office was $317,370 plus related accrued interest of $36,557. These amounts have been reflected as current liabilities due to a related party in the accompanying financial statements.

In 2004, the Company acquired a pilot mill from an individual who is currently employed by the Company. The Company has made periodic payments on the related liability. Interest is being charged on the related debt at a rate of twelve percent (12%) per annum. As of December 31, 2005, the remaining outstanding principal balance associated with this obligation was $23,048 along with $10,648 of accrued interest.

NOTE 13 — OUTSTANDING STOCK OPTIONS

The Company applies Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

FASB Statement 123 as amended by FASB Statement 148, “Accounting for Stock-Based Compensation”, requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company’s stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 2004: dividend yield of zero percent; expected volatility of 101% risk-free interest rate of 3.5 percent and expected life of five (5) years.

Had compensation cost for the Company’s stock options granted to officers, directors, and employees been determined based on the fair value at the grant date under the accounting provisions of SFAS No. 123 and SFAS 148 the Company would not have recorded an additional expense. Also under these same provisions, the Company’s net loss would not have been changed by the pro forma amounts indicated below:

	2005	2004
Net loss:
As reported	$ (5,942,463)	$ (6,470,008)
Pro forma	$ (6,050,778)	$ (6,470,008)
Basic income (loss) per share:
As reported	$ (0.04)	$ (0.06)
Pro forma	$ (0.05)	$ (0.06)

	Shares	Weighted Average Exercise Price
Outstanding, December 31, 2003	6,230,715	$ 0.13
Granted	38,267	0.44
Canceled/ Expired	—	—
Exercised	—	—
Outstanding, December 31, 2004	6,268,982	$0.24
Granted	1,540,000	0.16
Canceled/Expired	(3,073,361)	0.28
Exercised	—	—
Outstanding, December 31, 2005	4,735,621	$ 0.19

	Number	Weighted	Weighted	Number	Weighted
Exercises	Outstanding	remaining	Average	Exercisable	Average
Prices	at 12/31/05	Contractual Life	Exercise Price	at 12/31/05	Exercise Price
0.40	12,506	0.12	0.44	12,506	0.44
0.10	2,465,715	(a)	0.15	2,465,715	0.15
0.30	740,000	1.53	0.37	740,000	0.37
0.10	1,277,400	2.53	0.15	1,277,400	0.15
0.20	240,000	4.15	0.19	240,000	0.19
0.14	4,735,621	2.34	0.19	4,735,621	0.19

____________

(a)

The term of these options is from the grant date until six (6) months after all loans, advances or other debts due to employees granted these options have been paid in full. These options were issued under a non-qualified plan in 2000 and are not part of the Employee Stock Option Plan of 2002. They have not been registered with the SEC and the stock represented by them is under a Rule 144 restriction.

During the year ended December 31, 2005, the Company granted 300,000 stock options to various employees under the Employee Stock Option Plan of 2002. These options were issued with an exercise price of $0.15 per share. All of these options vested immediately on issuance.

NOTE 14 — OUTSTANDING STOCK WARRANTS

A summary of the status of the Company’s stock warrants as of December 31, 2005 and 2004 and changes during the years are presented below:

	Shares	Wighted Average Exercise Price
Outstanding, December 31, 2003	12,618,236	$0.13
Granted	—	—
Canceled/Expired	(990,333)	0.12
Exercised	(10,352,551)	0.13
Outstanding, December 31, 2004	1,275,352	$0.24
Granted	1,617,430	0.16
Canceled / Expired	—	—
Exercised	—	—
Outstanding, December 31, 2005	2,892,782	$0.20

The following summarizes the exercise price per share and expiration date of the Company’s outstanding warrants to purchase common stock at December 31, 2005:

Expiration Date	Price	Number
2006	0.20	350,000
2006	0.25	925,352
2007	0.14	1,017,430
2008	0.20	600,000
		2,892,782

NOTE 15 — OTHER CURRENT LIABILITIES

At a meeting of the Board on February 18, 2005, the directors unanimously approved Michael Fitzsimonds separation agreement. The terms of separation were that Mr. Fitzsimonds would be paid his full salary for one year including medical benefits followed by 180 hours of vacation. The company then would pay him $394,000 in 59 equal monthly payments. He would be allowed to use a company vehicle for one year at which time he exercised his option to purchase it. Mr. Fitzsimonds loaned $100,000 to the company in 1998 on which the company pays $1,350 a month for interest. The principal is to be repaid on or before February 18, 2008. There is no prepayment penalty. Other current liabilities reflect $85,490 for the current portion of this agreement and $426,866 (including the loan described above) has been recognized as long-term debt.

NOTE 16 — NOTES PAYABLE

At December 31, 2005 the Company had an outstanding note payable due to an unrelated party with an unpaid balance of $37,541. The obligation bears interest at a rate of fifteen percent (15%) per annum with a total of $9,143 of accrued interest at December 31, 2005.

On May 10, 2005, the Company entered into a financing agreement with unrelated parties wherein the lender could advance to the Company up to $1,000,000 secured by production and sale of molybdenum concentrates from its Ashdown mineral property. The advances are restricted to funding activities associated with the Ashdown mineral property. Advances are to be disbursed in accordance with the achievement by the Company of pre-approved milestones as set forth in the Agreement. In consideration of the advances, the lender will receive the repayment of the advances, a premium of $2,000,000 and 1,000,000 two-year warrants to purchase common stock of the Company at an exercise price equal to $0.14 per share. In addition, the Company agreed that, during the period that is two (2) years from the date of the Agreement, in the event there is any dilution of the stock of the Company, the number of warrants to the Lender shall be increased to reflect this dilution. As of December 31, 2005, the Company had received $735,000 pursuant to this agreement and had recognized $1,470,000 of the premium as interest expense. The value of the 1,000,000 warrants of $64,931 is being amortized over the life of the obligation. An additional 17,430 warrants valued at $1,713 have been issued in conjunction with the anti-dilution provisions of the agreement. The obligation was due in full on February 1, 2006. Subsequently the repayment term was extended to May 1, 2006.

NOTE 17 — SUBSEQUENT EVENTS

In February and March 2006, the Company entered into employment agreements with its officers. See Note 11 for a detailed review and discussion of those agreements.

On January 19, 2006, the Company entered into a Termination Agreement with Fusion Capital regarding a Common Stock Purchase Agreement entered into on July 13, 2005. On January 20, 2006, the Company entered into a new Common Stock Purchase Agreement with Fusion Capital wherein Fusion Capital committed to purchase up to $6 million of the Company’s common stock over a 24 month period. See Note 11 for a detailed review and discussion of those agreements. Subsequent to the execution of the agreement, the Company has initiated the sale of commencement shares under the new Common Stock Purchase Agreements and has issued 1,106,527 shares of its common stock for $420,001 in cash proceeds or an average of $0.38 per share.

Subsequent to December 31, 2005, the Company has authorized the granting of a total of 2,325,000 options to purchase shares of the Company’s common stock to officers, employees and consultants of the Company. These options have an exercise price of $0.24 per share with a 5 year term with a general vesting schedule of 25% for every 90 days of service subsequent to the grant date, with the exception of 300,000 options granted to the Company’s interim chief executive officer which will vest immediately.

In addition, subsequent to December 31, 2005, the Company received an additional $650,000 associated with the Ashdown Milling Company, LLC transaction discussed in Note 12. Accordingly, the Company has an obligation to issue and grant a corresponding number of shares of its common stock and warrants to purchase common stock.

Quarterly Report on Form 10-QSB

On May 19, 2006, we filed our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2006.

The following financial statements for the fiscal quarter ended March 31, 2006, which also include the balance sheet and the statements of stockholders’ equity (deficit) for the fiscal year ended December 31, 2005, have been updated to include the information disclosed in our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006.

GOLDEN PHOENIX MINERALS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2006 (UNAUDITED)

CONTENTS

Balance Sheets as of March 31, 2006 (Unaudited) and December 31, 2005
Statements of Operations for the Three Months Ended March 31, 2006 and 2005 (Unaudited)
Statements of Stockholders’ Equity (Deficit) (Unaudited)
Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005 (Unaudited)
Notes to Condensed Financial Statements

GOLDEN PHOENIX MINERALS, INC.

Balance Sheets

ASSETS
	March 31,	December 31,
	2006	2005
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$ 134,967	$ 10,175
Receivables	4,865	260,000
Prepaid Expenses and other current assets	505,875	533,160
Materials and supplies inventory	23,686	22,299
Total current assets	669,393	825,634

PROPERTY AND EQUIPMENT
Land	57,599	57,599
Buildings	116,020	116,020
Vehicles	229,149	262,636
Computer equipment	109,332	109,332
Office furniture and equipment	19,341	18,221
Mining equipment and rolling stock	935,108	935,108
Assets under construction	523,012	469,256
Accumulated depreciation	(635,552)	(621,357)
Total property and equipment, net	1,354,009	1,346,815

OTHER ASSETS
Restricted funds -- reclamation obligations	1,998,009	1,996,857
Reclamation asset, net	1,826,140	1,826,140
Prepaid bond insurance premiums	352,897	363,700
Deposits	54,835	48,380
Total other assets	4,231,881	4,235,077

TOTAL ASSETS	$ 6,255,283	$ 6,407,526

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Balance Sheets

(Continued)

LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)

	March 31,	December 31,
	2006	2005
	(Unaudited)
CURRENT LIABILITIES
Accounts payable	$ 1,312,945	$ 1,278,499
Accrued Liabilities	6,559,255	6,430,259
Current portion of long-term debt	9,705	17,477
Capital lease obligations - current portion	1,093	4,679
Note payable and related accrued interest	3,100,000	2,351,685
Convertible notes payable and related accrued interest	222,607	169,690
Other current liabilities	101,671	107,065
Deferred revenue	904,567	617,063
Amounts due to related parties	394,299	613,033
Total current liabilities	12,606,142	11,589,450

LONG-TERM LIABILITIES
Reclamation obligation	2,534,530	2,497,093
Long-term debt	19,965	37,555
Severance costs	303,101	326,866
Total long-term liabilities	2,857,596	2,861,514

TOTAL LIABILITIES	15,463,738	14,450,964

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, no par value, 200,000,000 shares authorized
137,801,355 and 136,380,087 issued and outstanding, respectively	23,804,353	23,062,607
Common stock subscribed	34,110	28,686
Stock subscription receivable	(82,500)	-
Accumulated deficit	(32,964,418)	(31,134,731)
Total stockholders' equity (deficit)	(9,208,455)	(8,043,438)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 6,255,283	$ 6,407,526

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Statements of Operations

	For the Three Months Ended
	March 31,
	2006	2005
	(Unaudited)	(Unaudited)

REVENUES

Sale of precious metals	$ -	$ 169,048

EXPENSES

Cost of mining operations	79,212	504,187
Exploration, mineral property leases, and
minimum work commitment expenses	627,537	138,272
Accretion expense	37,437	31,800
General and administrative	453,177	392,632
Depreciation and depletion	26,474	43,569

Total Expenses	1,223,837	1,110,460

LOSS FROM OPERATIONS	(1,223,837)	(941,412)

OTHER INCOME (EXPENSE)

Interest income	1,152	178
Interest expense	(608,368)	(37,420)
Other income net	-	21,525
Gain on sale of asset	1,366	1,400,000
Total Other Income (Expense)	(605,850)	1,384,283

INCOME/(LOSS) BEFORE INCOME TAXES	(1,829,687)	442,871

INCOME TAXES	-	-

NET INCOME/(LOSS)	$ (1,829,687)	$ 442,871

BASIC INCOME/(LOSS) PER SHARE	$ (0.01)	$ 0.00

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	136,480,885	128,664,985

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Statements of Stockholders’ Equity (Deficit)

	Common Shares		Stock Subscriptions	Stock Subscriptions	Accumulated
	Shares	Amount	Payable	Receivable	Deficit
Balance, December 31, 2004	119,721,984	$ 20,684,330	$ —	$ —	$ (25,192,268)
Issuance of common stock for cash	9,354,860	895,945	7,900	—	—
Issuance of common stock for directors fees	113,828	19,000	—	—	—
Issuance of common stock for services	2,956,658	500,683	—	—	—
Issuance of common stock for production payment purchase agreement	800,000	143,000	—	—	—
Warrants issued as inducements to enter into agreements	—	127,896	20,786	—	—
Issuance of common stock from note conversion	3,432,757	683,038	—	—	—
Issuance of options for services	—	8,715	—	—	—
Net loss for the year ended, December 31, 2005	—	—	—	—	(5,942,463)
Balance, December 31, 2005	136,380,087	23,062,607	28,686	—	(31,134,731)
Issuance of common stock for cash (unaudited)	434,450	160,000	—	—	—
Issuance of common stock for services (unaudited)	5,000	1,950	—	—	—
Issuance of common stock for production payment purchase agreement (unaudited)	650,000	219,200	—	—	—
Issuance of stock from the exercise of warrants (unaudited)	64,000	16,000	—	—	—
Issuance of options for services (unaudited)	—	88,073	—	—	—
Warrants issued as inducements to enter into agreements (unaudited)	—	145,337	—	—	—
Issuance of common stock & warrants for stock subscription payable (unaudited)	50,000	28,686	(28,686)	—	—
Issuance of common stock for stock subscription receivable (unaudited)	217,818	82,500	—	(82,500)	—
Cash received for the exercise of warrants not yet issued (unaudited)	—	—	34,110	—	—
Net loss for the quarter ended, March 31, 2006 (unaudited)	—	—	—	—	(1,829,687)
Balance, March 31, 2006 (unaudited)	137,801,355	$ 23,804,353	$ 34,110	$ (82,500)	$ (32,964,418)

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Statements of Cash Flows

	For the Three Months Ended
	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$ (1,829,687)	$ 442,871
Adjustments to reconcile net income/(loss) to net
Depreciation and depletion	26,475	43,569
Loss (gain) on disposal of asset	(1,366)	-
Accretion expense	37,437	31,800
Common stock issued for services	92,064	590,598
Common stock issued for exploration and property costs	-	114,978
Changes in operating assets and liabilities
(Increase) decrease in accounts and other receivables	255,136	(1,000,863)
(Increase) in receivables -- related party	-	3,224
Decrease in prepaid expenses	38,088	34,000
Decrease in inventories	(1,387)	(40,790)
(Increase) decrease in reclamation asset	-	3,942
(Increase) decrease in restricted cash	(1,152)	(178)
Decrease in deposits	(6,455)	(58)
(Increase) decrease in accounts payable	34,445	488,530
(Increase) decrease in accrued liabilities	638,387	(24,434)
Net cash used by operating activities	(718,015)	687,189

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(54,878)	(167,030)
Net cash used by investing activities	(54,878)	(167,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Overdraft of accounts	-	(41,601)
Principal payments on capital lease obligations	-	(25,730)
Proceeds from sale of assets	22,575	-
Payments on notes payable and long-term debt	-	69,767
Payments on notes payable to related parties	(250,000)	-
Principal and interest payments on convertible notes	-	(479,947)
Proceeds from debt	265,000	-
Proceeds from production payment purchase agreement	650,000	-
Proceeds from exercise of options and warrants	50,110	-
Net proceeds from sale of common stock	160,000	-
Net cash used by financing activities	897,685	(477,511)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	124,792	42,648

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,175	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 134,967	$ 42,648

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$ 6,666	$ 37,420
Cash paid for income taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Common stock issued for services	$ 92,064	$ 590,598
Common stock issued for exploration and property costs	$ -	$ 114,978

The accompanying notes are an integral part of these financial statements.

GOLDEN PHOENIX MINERALS, INC.

Notes to the Financial Statements

March 31, 2006 and December 31, 2005

NOTE 1 -	BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying unaudited financial statements have been prepared by Golden Phoenix Minerals, Inc. (the “Company” or “Golden Phoenix”) pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed financial statements be read in conjunction with the Company’s most recent audited financial statements and notes thereto included in its December 31, 2005 Annual Report on Form 10-KSB. Operating results for the three (3) months ended March 31, 2006 are not indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2 -	GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has experienced losses since its inception in 1997, and it has not generated revenues sufficient to cover its operating costs, has an accumulated deficit of $32,964,418 and a working capital deficit of $11,854,249 at March 31, 2006, which raises doubt about its ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has obtained working capital from the sale of the Borealis Project to fund some of the Company’s activities until sufficient revenues can be generated from operations. The Company also plans to obtain funds through the exercise of outstanding stock warrants, which would provide additional working capital to cover the costs of its mineral property and other corporate expenses.

The Company also has access to additional funds pursuant to the terms of that certain Common Stock Purchase Agreement by and between the Company and Fusion Capital Fund II, LLC (“Fusion Capital”) dated as of January 20, 2006, which it may access from time to time until sufficient and consistent cash flow from the Ashdown and Mineral Ridge mines is achieved.

The Company will continue to seek joint ventures for its properties with third parties in order to alleviate some of the costs associated with its current and future exploration, development and mining operation activities.

GOLDEN PHOENIX MINERALS, INC.

Notes to the Financial Statements

March 31, 2006 and December 31, 2005

NOTE 3 -	OUTSTANDING STOCK OPTIONS

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revised SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123R will supersede APB Opinion 25, “Accounting for Stock Issued to Employees” and amend SFAS No. 95, “Statement of Cash Flows.” SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Golden Phoenix adopted the provisions of SFAS No. 123R on January 1, 2006, using the modified prospective application. Accordingly, compensation expense will be recognized for all newly granted awards and awards modified, repurchased, or cancelled after January 1, 2006. Compensation expense for the unvested portion of awards that are outstanding as of January 1, 2006, based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123, will be recognized ratably over the remaining vesting period. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. Compensation expense in the periods following adoption of SFAS No. 123R may differ from our pro forma disclosure under SFAS No. 123, based on changes in the fair value of our common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates, volatilities or other factors. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 2006: dividend yield of 0%; expected volatility of 92% risk-free interest rate of 4.74%; and expected life of five (5) years.

Three Months
2005

Net Income, as reported	$ 442,871
Addback:
Stock-based employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	236
Deduct:
Total stock- based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-

Pro forma net loss	$ 443,107

Pro forma (loss) earnings per share:
Basic and diluted - as reported	$ 0.00
Basic and diluted - pro forma	$ 0.00

GOLDEN PHOENIX MINERALS, INC.

Notes to the Financial Statements

March 31, 2006 and December 31, 2005

NOTE 3 -	OUTSTANDING STOCK OPTIONS (continued)

Net loss for the quarter ended March 31, 2006 includes $88,073 of non-cash stock-based compensation expense issued to employees and consultants. Due to unexercised options granted at March 31, 2006, we will recognize a total of $364,621 of compensation expense over the next three (3) quarters for employees and consultants as a result of the adoption of FAS 123R. Stock options issued in the quarter ended March 31, 2006 carry a vesting schedule which allows the exercise rights at the rate of 25% starting 90 days after the effective date and 25% every 90 days thereafter until 100% are available for exercise after a total of 360 days.

A summary of the status of the Company’s stock option plans as of March 31, 2006 and changes during the year is presented below:

		Weighted
		Average
	Options	Exercise Price

Outstanding, December 31, 2005	4,735,621	$ 0.19

Granted	2,300,000	0.24
Cancelled/Expired	(692,506)	0.27
Exercised	(227,400)	0.15

Outstanding, March 31, 2006	6,115,715	$ 0.20

Exercisable, March 31, 2006	4,115,715	$ 0.18

Outstanding			Exercisable
	Weighted
	Average	Weighted		Weighted
Number	Remaining	Average	Number	Average
Outstanding	Contractual	Exercise	Exercisable	Exercise
at 3/31/06	Life	Price	at 3/31/06	Price

2,465,715	(a)	$ 0.15	2,465,715	$ 0.15
400,000	2.52	0.37	400,000	0.37
750,000	3.85	0.15	750,000	0.15
200,000	3.85	0.19	200,000	0.19
2,300,000	4.88	0.24	300,000	0.24

6,115,715	3.74	$ 0.20	4,115,715	$ 0.18

(a) The term of these options is from the grant date until six (6) months after all loans, advances or other debts due to employees granted these options have been paid in full.

GOLDEN PHOENIX MINERALS, INC.

Notes to the Financial Statements

March 31, 2006 and December 31, 2005

NOTE 4 -	OUTSTANDING STOCK WARRANTS

A summary of the status of the Company’s stock warrants as of March 31, 2006 and changes during the year is presented below:

		Weighted
		Average
	Shares	Exercise Price

Outstanding, December 31, 2005	2,892,782	$ 0.20

Granted	817,083	0.20
Canceled / Expired	(833,352)	0.25
Exercised	(64,000)	0.25

Outstanding, March 31, 2006	2,812,513	$ 0.18

The following summarizes the exercise price per share and expiration date of the Company's outstanding warrants to purchase common stock at March 31, 2006:

Expiration Date	Price	Number
2006	$ 0.20	350,000
2006	$ 0.25	28,000
2007	$ 0.14	1,034,513
2008	$ 0.20	800,000
2009	$ 0.20	600,000

		2,812,513

GOLDEN PHOENIX MINERALS, INC.

Notes to the Financial Statements

March 31, 2006 and December 31, 2005

NOTE 5 -	INCOME FROM SALE OF ASSETS

On July 18, 2003, the Company signed a Joint Venture Agreement for its Borealis gold project with Gryphon Gold Corporation (“Gryphon Gold”). Under the terms of the agreement, Gryphon Gold has the right to acquire a 50% interest in the property after incurring qualified expenditures on work programs or making payments to Golden Phoenix in the aggregate of $5 million dollars over a four (4) year period. Gryphon Gold has the right to acquire an additional 20% by delivering to Golden Phoenix a feasibility study for mine production based on a mineable reserve of 500,000 ounces of gold or gold equivalent or by incurring an additional $4 million dollars in expenditures. Gryphon Gold paid Golden Phoenix $25,000 in consideration of a 75-day due diligence period and also paid an additional $100,000 upon signing the definitive Joint Venture Agreement.

On January 31, 2005, the Company closed an agreement to sell its 30% interest in the Borealis gold project to Borealis Mining Company, a subsidiary of Gryphon Gold, (“Borealis Mining”) for a series of cash payments totaling $1,400,000. On January 31, 2006, the Company received the final payment under the contract and retains no further interest in the assets or liabilities associated with the property.

NOTE 6 -	SUBSEQUENT ITEMS

On April 18, 2006, the Company executed a Purchase Agreement with Robert R. Robitaille, Douglas Lalonde, Sheldon Davis and Ronald E. Dockweiler (collectively, the “Vendors”) to purchase five (5) registered claims totaling 22 units (the “Claims”) covering approximately 880 acres in Griffith and Broughham Townships in the Province of Ontario, Canada (the “Northern Champion Property”) together with a NI43-101 report describing a molybdenite deposit within the area of the Claims.

Pursuant to the terms of the agreement, the Company is obligated to pay $125,000 in four (4) equal quarterly installments of $31,250 commencing on August 15, 2006. Each payment shall be distributed as follows, $9,991.560 to Mr. Lalonde, $9,247,45 to each of Messrs. Robitaille and Davis, and $2,763.61 to Mr. Dockweiler. In addition, the agreement provides that the Company shall issue 735,000 shares of common stock of Golden Phoenix to the Vendors. Said shares of common stock of Golden Phoenix shall be issued as “restricted securities” as such term is defined in paragraph (a)(3) of Rule 144 as promulgated by the SEC under the Securities Act of 1933, as amended. Mr. Lalonde shall be entitled to receive 235,000 shares, each of Messrs. Robitaille and Davis shall be entitled to receive 217,500 shares and Mr. Dockweiler shall be entitled to receive 65,000 shares. The agreement also provides that the Vendors shall retain a 3.3% Net Smelter Return on the sales of minerals taken from the Northern Champion Property. Each of Messrs. Lalonde, Robitaille and Davis shall be entitled to receive 1.0% of the Net Smelter Return and Mr. Dockweiler shall be entitled to receive 0.3% of the Net Smelter Return. Additionally, the Company shall have the right of first refusal to purchase 1.65% of said Net Smelter Return from the Vendors for $1,650,000. The Company shall have the ability to purchase 0.5% of said Net Smelter Return from each of Messrs. Lalonde, Robitaille and Davis and 0.15% of said Net Smelter Return from Mr. Dockweiler.

Risk Factors

The following risk factors have been updated to reflect results of operations for the quarter ended March 31, 2006.

We Have A Limited Operating History With Significant Losses And Expect Losses To Continue For The Foreseeable Future

We have yet to establish any history of profitable operations. We have incurred annual operating losses of $1,829,867 for the quarter ended March 31, 2006 and $5,942,463 and $6,470,008 during the years ended December 31, 2005 and 2004 respectively. As a result, at December 31, 2005, we had an accumulated deficit of $31,134,731. Our revenues have not been sufficient to sustain our operations. We expect that our revenues will not be sufficient to sustain our operations for the foreseeable future. Our profitability will require the successful commercialization of our mines. We may not be able to successfully commercialize our mines or ever become profitable.

There Is Doubt About Our Ability To Continue As A Going Concern Due To Recurring Losses From Operations, Accumulated Deficit And Working Capital Deficit All Of Which Means That We May Not Be Able To Continue Operations

Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the financial statements for the years ended December 31, 2005, 2004 and 2003 with respect to their doubt about our ability to continue as a going concern. As discussed in Note 2 to our financial statements for the quarter ended March 31, 2006, we have generated losses from operations, had an accumulated deficit of $32,964,418 and a working capital deficit of $11,854,249 at March 31, 2006, which together raises doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to our financial statements for the fiscal year ended December 31, 2005.

There Is Substantial Doubt About Our Ability To Continue As A Going Concern Due To Significant Recurring Losses From Operations, Accumulated Deficit And Working Capital Deficit All Of Which Means That We May Not Be Able To Continue Operations Unless We Obtain Additional Funding

The report of our independent accountant on our December 31, 2005 financial statements includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to substantial recurring losses from operations and significant accumulated deficit and working capital deficit. Our ability to continue as a going concern will be determined by our ability to obtain additional funding and commence and maintain successful operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We Will Require Additional Financing To Sustain Our Operations And Without It We May Not Be Able To Continue Operations

We do not currently have sufficient financial resources to fund our operations. As of December 31, 2005, we had $10,175 in cash and a working capital deficit of $10,763,816 and as of March 31, 2006, we had $134,967 in cash and a working capital deficit of $11,854,249. Therefore, we need additional funds to continue these operations. Upon effectiveness of this Registration Statement which we are filing pursuant to the Purchase Agreement with Fusion Capital we have the right to receive $12,500 per trading day under such agreement unless our stock price equals or exceeds the Threshold Amount (as defined in the Purchase Agreement), in which case the daily amount may be increased under certain conditions as the price of our common stock increases. Fusion Capital does not have the right nor the obligation to purchase any shares of our common stock on any trading days that the market price of our common stock is less than $0.10. The selling price of our common stock to Fusion Capital will have to average at least $0.30 per share for us to receive the remaining $6.0 million without registering additional shares of common stock in a new registration statement. Assuming a purchase price of $0.18 per share, we would sell 33,333,333 shares of common stock to Fusion Capital in order to obtain the remaining $6.0 million. Each daily sale of our common stock to Fusion Capital pursuant to the Purchase Agreement could make a subsequent day’s sale to Fusion Capital more dilutive to existing stockholders by decreasing the price of the common stock for the subsequent day’s sale. This dilutive effect may cause us not to be able to draw down the entire $6 million under the Purchase Agreement with the 22,191,919 shares of common stock we are registering in this Registration Statement under the Purchase Agreement.

In the event we desire to draw down any available amounts remaining under the Purchase Agreement after we have issued the 22,191,919 shares being registered in this Registration Statement, we will have to file a new registration statement to cover such additional shares that we would issue for additional sales to Fusion Capital. In addition, pursuant to the terms of the Purchase Agreement, Fusion Capital may not own more than 9.9% of our outstanding shares of common stock. In the event Fusion Capital is unable to sell the shares of our common stock that are issued after we receive an advance in order to keep them below 9.9% beneficial ownership, we may not be able to draw down additional funds when needed under the Purchase Agreement and we may not be able to draw down the full $6 million under the Purchase Agreement.

The extent to which we rely on Fusion Capital as a source of funding will depend on a number of factors including, the prevailing market price of our common stock and the extent to which we are able to secure financing from other sources, such as through the sale of debt or sale of stock. If sufficient financing from Fusion Capital is not available or if we are unable to commercialize and sell our gold, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full $6 million under the Purchase Agreement with Fusion Capital, we may still need additional financing to fully implement our business, operating and development plans. At this time, we cannot accurately predict the amount of additional financing we may need to fully implement our business, operating and development plans, as our mining operations are constantly evolving.

The following property description entitled “Northern Champion Property” has been added to include the information disclosed in our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006.

Northern Champion Property

The Northern Champion Property is approximately 880 acres in Griffith and Broughham Townships in the Province of Ontario, Canada (“Northern Champion Property”). On April 18, 2006, we executed a Purchase Agreement with Robert R. Robitaille, Douglas Lalonde, Sheldon Davis and Ronald E. Dockweiler (collectively, the “Vendors”) to purchase five (5) registered claims totaling 22 units (the “Claims”) on the Northern Champion Property together with a NI43-101 report describing a molybdenite deposit within the area of the Claims.

Pursuant to the terms of the Purchase Agreement, we are obligated to pay $125,000 in four (4) equal quarterly installments of $31,250 commencing on August 15, 2006. Each payment will be distributed as follows, $9,991.560 to Mr. Lalonde, $9,247,45 to each of Messrs. Robitaille and Davis, and $2,763.61 to Mr. Dockweiler. Messrs. Lalonde, Robitaille, David and Dockweiller are collectively referred to as, the “Vendors”. In addition, the Purchase Agreement provides that we will issue 735,000 shares of our common stock to the Vendors. Said shares of our common stock will be issued as “restricted securities” as such term is defined in paragraph (a)(3) of Rule 144 as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Mr. Lalonde will be entitled to receive 235,000 shares, each of Messrs. Robitaille and Davis will be entitled to receive 217,500 shares and Mr. Dockweiler will be entitled to receive 65,000 shares. The Purchase Agreement also provides that the Vendors will retain a 3.3% Net Smelter Return on the sales of minerals taken from the Northern Champion Property. Each of Messrs. Lalonde, Robitaille and Davis will be entitled to receive 1.0% of the Net Smelter Return and Mr. Dockweiler will be entitled to receive 0.3% of the Net Smelter Return. Additionally, we will have the right of first refusal to purchase 1.65% of said Net Smelter Return from the Vendors for $1,650,000. We will have the ability to purchase 0.5% of said Net Smelter Return from each of Messrs. Lalonde, Robitaille and Davis and 0.15% of said Net Smelter Return from Mr. Dockweiler.

Pembroke
Quebec
Highway 17
Ottowa
River
Highway 60
45°30' N
Renfrew
Ontario
Dacre
Phoenix
Jamieson
Obrien
Hunt
Ross
McCoy
NORTHERN
CHAMPION
Highway 41
0
10
20
Scale (miles)
77°00' E

GPMI Property

McCoy — Other Molybdenite Occurrences

PROJECT LOCATION MAP

Golden Phoenix Minerals, Inc.

Quebec
Montreal
CANADA
Ontario
Ottawa
NORTHERN
CHAMPION
Toronto
New York
Detroit
New
York
Pennsylvania
UNITED STATES

Figure 2. Map showing the Northern Champion property located within the Province of Ontario, Canada. This property was acquired in April 2006.

The following section entitled “Results Of Operations For Three Month Period Ended March 31, 2006 Compared To The Three Month Period Ended March 31, 2005” has been updated to reflect our operation results as disclosed in our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006.

Results Of Operations For The Three Month Period Ended March 31, 2006 Compared To The Three Month Period Ended March 31, 2005

We generated $0 in revenue for the three (3) months ended March 31, 2006, as compared to $169,048 revenue for the three (3) months ended March 31, 2005. Cost of mining operations for the quarter ended March 31, 2006 of $79,212 consists of expenditures to maintain the Mineral Ridge project on standby status. For the quarter ended March 31, 2005, the total cost of $504,187 was expended in actual mining operations at the Mineral Ridge mine.

Exploration, mineral property leases and minimum work commitment expenses increased $489,265 to $627,537 for the quarter ended March 31, 2006 as compared to $138,272 for the quarter ended March 31, 2005. This increase is a result of the continuing development of the Ashdown underground mining project during the quarter ended March 31, 2006, which was not underway in the prior year.

General and administrative expenses, which includes investor relations and salaries and wages, increased $60,545 from $392,632 for the quarter ended March 31, 2005 to $453,177 for the quarter ended March 31, 2006. This increase is a result of the valuation of stock options and warrants issued to our consultants and employees.

During the quarter ended March 31, 2006, interest expense increased $570,948. This increase is a result of the significant increase in short term borrowings required to bring the Ashdown project into limited production. Interest expenses should return to normal levels in future periods.

The following section entitled “Liquidity and Capital Resources” has been updated to reflect our liquidity and capital resources as disclosed in our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006.

Liquidity and Capital Resources

Since our incorporation in June 1997, our expenses have exceeded sales resulting in an accumulated deficit of approximately $32 million at March 31, 2006 and $31 million at December 31, 2005.

As of March 31, 2006, we had $134,967 in cash and cash equivalents and a working capital deficit of $11,854,249. A significant portion of the cash is allocated for the Ashdown mine. We anticipate expenditures for year 2006 for general and administrative expenses to be approximately $370,000 and approximately $1,000,000 for exploration and property holding costs. Exploration and holding expenditures are expected to include $100,000 for the Mineral Ridge gold mine, $50,000 for future Nevada land holding costs and $20,000 for generative exploration. These amounts could increase or decrease significantly, at any time during the fiscal year, based on exploration results and decisions about releasing or acquiring additional properties, among other factors.

In May 2003, we entered into an insurance-backed financial assurance program for a surety bond, to secure the $2.7 million reclamation bond for the Mineral Ridge property. The program structure includes an insurance policy that will pay reclamation expenses as they occur. During June 2003, we transferred approximately $1,800,000 of the reclamation cash deposits that had been presented as restricted cash for the reclamation of the Mineral Ridge property to the insurance company and removed the accrued reclamation obligation due to the insurance policy entered into that will pay the future reclamation costs during the term of the policy. We are obligated to pay an additional $11,311 annually.

In the next twelve (12) months, we anticipate purchasing or leasing certain capital equipment for the Ashdown and Mineral Ridge mines, which would be support equipment for the underground operation and process/leach facilities. These items include underground hauling machines and muckers and various surface equipment including a front-end loaders, forklifts, and small haul trucks. Depending on whether we purchase new or used equipment, these capital equipment items could cost between $200,000 and $500,000. We anticipate funding these capital equipment expenditures with funds we receive from any molybdenum or gold production revenues we may generate or from debt and equity financing. All purchases at the Ashdown mine will be borne in proportion to our equity percentage as operator in that project. The pickup trucks we intend to purchase will be for our staff professionals only. All contractors will provide their own vehicles.

During 2006, our liquidity needs were met from: (i) the Common Stock Purchase Agreement with Fusion Capital for $160,001; (ii) the conversion of warrants and options to common stock and sales thereof totaling $50,110; (iii) the proceeds from the Production Payment Purchase Agreement with Ashdown Milling Company, LLC for $300,000; (iv) the sale of the Borealis project for $1.4 million of which $250,000 was collected in the quarter ended March 31, 2006; (v) additional short-term loans from related parties; and (vi) the loan provided in the financing agreement with William D. and Candida Schnack dated as of May 10, 2005 and as extended pursuant to the terms of that certain Letter of Extension dated November 4, 2005. As of March 31, 2006, we had 137,801,355 shares of common stock outstanding, which we have recognized as $23,804,353 of paid in capital including cash and services. As of March 31, 2006, we had current assets of $751,893 compared to $825,634 at December 31, 2005. On January 31, 2006, we received the final payment of $250,000 from the Borealis project sale. Current liabilities at December 31, 2005 of $11,589,450 were lower than the March 31, 2006 balance of $12,606,142. The increase in the amount of current liabilities is a result of the increase in liabilities related to short-term borrowings and associated interest incurred to develop the Ashdown mine. This results in a working capital deficit of $10,763,816 and $11,854,249 as of December 31, 2005 and March 31, 2006, respectively. Due to the sale of shares of our common stock, we were able to generate cash that was used to partially meet our working capital needs. As a result of the additional issuances of our shares of common stock, any net income per share would be lower in future periods. We anticipate covering our working capital needs through funding received from loans and any future revenue we may generate, as well as other sales of our common stock. In the event we fund our working capital needs through the issuance of equity, our existing and future shareholders will be diluted and any net income per share would be lower in future periods.

On July 13, 2005, we entered into that certain Common Stock Purchase Agreement with Fusion Capital (the “Original Purchase Agreement”), pursuant to which Fusion Capital had agreed, under certain conditions, to purchase on each trading day $12,500 of our common stock up to an aggregate of $6 million over a twenty-four (24) month period. On January 19, 2006, the parties entered into a Termination Agreement whereby the Original Purchase Agreement was terminated. On January 20, 2006, we entered into another Common Stock Purchase Agreement with Fusion Capital (the “Purchase Agreement”). Under the Purchase Agreement, Fusion Capital committed to purchase up to $6 million of our common stock over a twenty-four (24) month period that commences when a registration statement filed with the Securities and Exchange Commission becomes effective. Pursuant to the Purchase Agreement, Fusion

Capital is to purchase $12,500 of our common stock on each trading day during the term of the Purchase Agreement, subject to our right to increase, decrease or suspend purchases by Fusion Capital. The purchase price for each purchase of shares of common stock will be equal to a price based upon the future market price of the common stock without any fixed discount to the market price. However, Fusion Capital does not have the right and is not obligated to purchase our stock in the event that the purchase price per share of common stock is below $0.10. We issued 2,191,919 shares of common stock carrying a Rule 144 restriction on trading as commitment shares. These shares were valued at $420,000 and have been recorded in prepaid expenses to be amortized over the term of the financing. We intend to use this financing vehicle on an as needed basis for working capital and general corporate purposes until sufficient and consistent cash flow from the Ashdown and Mineral Ridge mines is achieved. The Securities and Exchange Commission declared the registration statement effective on February 13, 2006. On March 13, 2006, we initiated the sale of commencement shares under the Purchase Agreement. As of the close of trading on August 1, 2006, we have received $2,140,001.48 from Fusion Capital under the Purchase Agreement.

We cannot assure that additional capital required to finance our operations will be available on acceptable terms, if at all. Any failure to secure additional financing may force us to modify our business plan. In addition, we cannot be assured of profitability in the future.

On January 31, 2006, we received the final payment of $250,000 from Borealis Mining for the purchase of the Borealis property. We retain no further rights or interest in the property.

We continue to investigate other potential financing sources, and to entertain potential joint venture partners for the Mineral Ridge mine.

The following section entitled “Legal Proceedings” has been updated to include the status of all current litigation as of August 1, 2006.

Legal Proceedings

On September 30, 2005, American Asphalt and Grading, Inc. initiated an action against us in the Fifth Judicial District Court of the State of Nevada in the County of Nye. The Summons and Complaint names Golden Phoenix Minerals, Inc. as the defendant in a breach of contract action. American Asphalt and Grading, Inc. has a mechanics lien for work performed on the Mineral Ridge property. The amount of the claim is approximately $297,413 plus attorney’s fees and costs. On October 18, 2005, the parties have agreed to stay the proceedings while they continue to negotiate a settlement acceptable to all parties. Negotiations are currently proceeding and the ultimate resolution cannot be determined at this time.

On July 3, 2006, we were served with a complaint filed by the Frank Lewis Revocable Living Trust dated March 15, 2004 in the Second Judicial District Court of the State of Nevada in Washoe County. We plan to file an answer to this complaint within the prescribed time period.

The following table entitled “Market for Common Equity and Related Shareholder Matters” has been updated to reflect the range of high and low closing bid quotations per share as reported by the over-the-counter market for the past three (3) years.

Market for Common Equity and Related Shareholder Matters

Year 2003	High	Low
First Quarter	$0.34	$0.17
Second Quarter	$0.33	$0.15
Third Quarter	$0.44	$0.25
Fourth Quarter	$0.54	$0.38

Year 2004	High	Low
First Quarter	$0.40	$0.36
Second Quarter	$0.32	$0.28
Third Quarter	$0.29	$0.26
Fourth Quarter	$0.25	$0.22

Year 2005	High	Low
First Quarter	$0.20	$0.10
Second Quarter	$0.25	$0.11
Third Quarter	$0.24	$0.12
Fourth Quarter	$0.22	$0.13

On August 1, 2006, the closing price of our common stock as reported on the Over-the-Counter Bulletin Board was $0.329 per share. On December 31, 2005, we had in excess of 5,000 holders of common stock and 136,230,087 shares of our common stock were issued and outstanding. As of August 1, 2006, we had in excess of 5,000 holders of common stock and 147,371,050 shares of our common stock were issued and outstanding. Many of our shares are held in brokers’ accounts, so we are unable to give an accurate statement of the number of shareholders.